SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 16, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Cash Distribution	2
Parent Company Financial Statements
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
1/1/2015 to 09/30/2015	9
1/1/2014 to 09/30/2014	10
Statement of Value Added	11
Consolidated Financial Statements
Balance Sheet - Assets	12
Balance Sheet - Liabilities	13
Statement of Income	14
Statement of Comprehensive Income	16
Statement of Cash Flows	17
Statement of Changes in Shareholders’ Equity
1/1/2015 to 09/30/2015	19
1/1/2014 to 09/30/2014	20
Statement of Value Added	21
Comments on the Company’s Consolidated Performance	22
Notes to the Individual and Consolidated Financial Information for the three and nine-month period ended September 30, 2015	34
Reports and Statements
Unqualified Independent Auditors’ Review Report	85

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 09/30/2015
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	30,391,000
Preferred	0
Total	30,391,000

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Company Information / Cash distribution

Event	Approval	Dividends	Start date Payment	Type of share	Class of share	Dividends per common share (R$/share)

Meeting of Board of Directors	03/11/2015	Dividends	03/19/2015	Common		0.20263

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Parent Company Statements / Balance Sheet - Assets
(In thousand of Reais)
		As of
Code	Description	September 30, 2015	December 31, 2014
1	Total assets	55,814,336	49,599,467
1.01	Current assets	9,868,283	8,692,821
1.01.01	Cash and cash equivalents	2,353,142	3,146,393
1.01.02	Short-term investments	627,418	0
1.01.03	Trade receivables	3,039,009	1,604,498
1.01.04	Inventories	3,210,222	3,036,799
1.01.08	Other current assets	638,492	905,131
1.02	Non-current assets	45,946,053	40,906,646
1.02.01	Long-term receivables	4,528,125	3,509,307
1.02.01.06	Deferred taxes	3,164,079	2,438,929
1.02.01.09	Other non-current assets	1,364,046	1,070,378
1.02.02	Investments	26,809,924	24,199,129
1.02.03	Property, plant and equipment	14,524,467	13,109,294
1.02.04	Intangible assets	83,537	88,916

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Parent Company Statements / Balance Sheet – Liabilities
(In thousand of Reais)
		As of
Code	Description	September 30, 2015	December 31, 2014
2	Total liabilities	55,814,336	49,599,467
2.01	Current liabilities	5,737,112	5,630,365
2.01.01	Payroll and related taxes	217,516	165,718
2.01.02	Trade payables	1,436,787	1,390,311
2.01.03	Taxes payable	154,706	86,920
2.01.04	Borrowings and financing	2,835,432	2,720,235
2.01.05	Other payables	1,000,745	803,597
2.01.06	Provisions	91,926	463,584
2.01.06.01	Provision for tax, social security, labor and civil risks	91,926	463,584
2.02	Non-current liabilities	46,460,767	38,272,634
2.02.01	Borrowings and financing	34,284,830	26,369,912
2.02.02	Other payables	9,476,799	9,818,512
2.02.04	Provisions	2,699,138	2,084,210
2.02.04.01	Provision for tax, social security, labor and civil risks	647,367	174,649
2.02.04.02	Other provisions	2,051,771	1,909,561
2.02.04.02.03	Provisions for environmental liabilities and asset retirement obligations	235,276	233,262
2.02.04.02.04	Pension and healthcare plan	587,767	587,740
2.02.04.02.05	Provision for losses on investments	1,228,728	1,088,559
2.03	Shareholders’ equity	3,616,457	5,696,468
2.03.01	Paid-in capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	846,908	1,131,298
2.03.04.01	Legal reserve	361,641	361,641
2.03.04.02	Statutory reserve	724,243	999,243
2.03.04.09	Treasury shares	-238,976	-229,586
2.03.05	Profit /Losses	-754,725	0
2.03.08	Other comprehensive income	-1,015,756	25,140

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Parent Company Statements / Statements of Income (In thousand of Reais)
Code	Description	Three months ended September 30, 2015	Nine months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2014
3.01	Net revenue from sales and/or services	3,118,708	9,047,587	3,092,336	9,812,948
3.02	Cost of sales and/or services	-2,472,690	-6,929,971	-2,290,584	-6,661,971
3.03	Gross profit	646,018	2,117,616	801,752	3,150,977
3.04	Operating (expenses)/income	2,232,150	2,485,689	772,653	-343,970
3.04.01	Selling expenses	-185,331	-479,481	-113,556	-324,964
3.04.02	General and administrative expenses	-96,783	-272,153	-92,761	-279,520
3.04.04	Other operating income	16,403	28,672	2,537	12,366
3.04.05	Other operating expenses	-102,664	-509,351	-42,618	-222,859
3.04.06	Equity pickup	2,600,525	3,718,002	1,019,051	471,007
3.05	Profit before finance income (expenses) and taxes	2,878,168	4,603,305	1,574,405	2,807,007
3.06	Finance income (expenses)	-3,287,418	-5,871,010	-1,938,797	-3,256,374
3.06.01	Finance income	726,759	1,133,815	71,393	97,259
3.06.02	Finance expenses	-4,014,177	-7,004,825	-2,010,190	-3,353,633
3.06.02.01	Net exchange difference on financial instruments	-2,985,847	-4,334,953	-1,153,777	-605,862
3.06.02.02	Finance expenses	-1,028,330	-2,669,872	-856,413	-2,747,771
3.07	Loss before taxes on income	-409,250	-1,267,705	-364,392	-449,367
3.08	Income tax and social contribution	-123,263	512,980	114,287	276,311
3.09	(Loss) Profit from continuing operations	-532,513	-754,725	-250,105	-173,056
3.11	(Loss) Profit for the period	-532,513	-754,725	-250,105	-173,056
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	-0.39238	-0.55611	-0.18008	-0.12105
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	-0.39238	-0.55611	-0.18008	-0.12105

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Parent Company Statements / Statement of Comprehensive Income
(In thousand of Reais)
Code	Description	Three months ended September 30, 2015	Nine months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2014
4.01	(Loss) Profit for the period	-532,513	-754,725	-250,105	-173,056
4.02	Other comprehensive income	-1,026,861	-1,040,896	-98,799	-869,442
4.02.01	Actuarial gains on defined benefit pension plan from investments in subsidiaries, net of taxes	0	-96	0	1,710
4.02.02	Actuarial gains on defined benefit pension plan	0	348	0	0
4.02.03	Income tax and social contribution on actuarial (losses)/gains on defined benefit pension plan	0	-118	0	0
4.02.04	Cumulative translation adjustments for the period	550,919	719,875	60,745	-26,602
4.02.05	Available-for-sale assets	-445,407	-443,153	-149,474	-1,208,939
4.02.06	Income tax and social contribution on available-for-sale assets	0	-767	50,821	411,039
4.02.07	Available-for-sale assets from investments in subsidiaries, net of taxes	0	-20,817	0	-17,470
4.02.08	Impairment of available-for-sale assets	81,016	178,867	18,429	66,476
4.02.09	Income tax and social contribution on impairment of available-for-sale assets	0	-33,269	-6,266	-22,602
4.02.10	(Loss) gain on percentage change in investments	245	202	-73,054	-73,054
4.02.11	(Loss) gain on cash flow hedge accounting	-1,171,346	-1,517,306	0	0
4.02.12	Income tax and social contribution on (loss) gain on cash flow hedge accounting	0	117,626	0	0
4.02.13	(Loss) gain on hedge of net investments in foreign subsidiaries	-42,288	-42,288	0	0
4.03	Comprehensive income for the period	-1,559,374	-1,795,621	-348,904	-1,042,498

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Parent Company Statements / Statement of Cash Flows – Indirect Method
(In thousand of Reais)
Code	Description	Nine months ended September 30, 2015	Nine months ended September 30, 2014
6.01	Net cash generated by operating activities	45,533	806,633
6.01.01	Cash generated from operations	3,532,689	2,832,279
6.01.01.01	(Loss) Profit for the period	-754,725	-173,056
6.01.01.02	Charges on borrowings and financing	2,510,054	2,394,687
6.01.01.03	Charges on loans and financing granted	-15,749	-10,446
6.01.01.04	Depreciation, depletion and amortization	651,952	747,644
6.01.01.05	Equity pickup	-3,718,002	-471,007
6.01.01.06	Deferred income tax and social contribution	-593,287	-306,781
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	84,671	-57,122
6.01.01.08	Inflation adjustment and exchange differences, net	5,144,844	586,628
6.01.01.09	Gain on derivative transactions	0	943
6.01.01.10	Impairment of available-for-sale assets	178,867	66,476
6.01.01.11	Residual value of permanent assets written off	3,935	11,970
6.01.01.12	Other	40,129	42,343
6.01.02	Changes in assets and liabilities	-3,487,156	-2,025,646
6.01.02.01	Trade receivables - third parties	-19,562	142,114
6.01.02.02	Trade receivables – related parties	-1,412,278	-248,444
6.01.02.03	Inventories	-94,391	-697,314
6.01.02.04	Receivables - related parties	90,470	274,335
6.01.02.05	Recoverable taxes	-155,883	56,066
6.01.02.06	Judicial deposits	-27,112	-30,801
6.01.02.09	Trade payables	-21,665	191,100
6.01.02.10	Payroll and related taxes	65,289	6,175
6.01.02.11	Taxes in installments - REFIS	55,410	-59,898
6.01.02.13	Payables to related parties	74,645	45,133
6.01.02.15	Interest paid	-2,074,153	-1,733,891
6.01.02.16	Interest received – related parties	651	13,595
6.01.02.17	Interest on swaps paid	0	-1,279
6.01.02.18	Other	31,423	17,463
6.02	Net cash generated by (used) in investing activities	-1,453,885	-1,005,313
6.02.01	Investments	-28,083	-49,679
6.02.02	Purchase of property, plant and equipment	-1,597,232	-1,092,393
6.02.03	Cash from merger of subsidiary	129,745	0
6.02.04	Capital reduction of the subsidiary and joint venture	486,758	0
6.02.07	Related parties loans	-43,475	-31,506
6.02.09	Receipt of related parties loans	5,546	168,265
6.02.10	Quotas of exclusive funds	220,274	0
6.02.11	Short-term investment, net of redeemed amount	-627,418	0
6.03	Net cash used in financing activities	615,101	469,338
6.03.01	Borrowings and financing raised, net of costs of transactions	934,396	1,364,400
6.03.02	Borrowings and financing raised - related parties	1,725,595	1,528,240
6.03.03	Redemption of borrowings	-938,239	-1,127,864
6.03.04	Redemption of borrowings - related parties	-547,429	-124,215
6.03.05	Dividends and interest on capital paid	-549,832	-424,935
6.03.06	Treasury shares	-9,390	-746,288
6.05	Increase (decrease) in cash and cash equivalents	-793,251	270,658
6.05.01	Cash and equivalents at the beginning of the period	3,146,393	206,624
6.05.02	Cash and equivalents at the end of the period	2,353,142	477,282

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2015 to 9/30/2015
(In thousand of Reais)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468
5.03	Adjusted opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468
5.04	Capital transactions with shareholders	0	0	-284,390	0	0	-284,390
5.04.04	Treasury shares acquired	0	0	-9,390	0	0	-9,390
5.04.06	Dividends	0	0	-275,000	0	0	-275,000
5.05	Total comprehensive income	0	0	0	-754,725	-1,040,896	-1,795,621
5.05.01	(Loss) Profit for the period	0	0	0	-754,725	0	-754,725
5.05.02	Other comprehensive income	0	0	0	0	-1,040,896	-1,040,896
5.05.02.04	Translation adjustments for the period	0	0	0	0	719,875	719,875
5.05.02.08	Actuarial gains on defined benefit plan, net of taxes	0	0	0	0	134	134
5.05.02.09	Available-for-sale assets, net of taxes	0	0	0	0	-319,139	-319,139
5.05.02.10	(Loss) gain on percentage change in investments	0	0	0	0	202	202
5.05.02.11	(Loss) gain on hedge accounting, net of taxes	0	0	0	0	-1,399,680	-1,399,680
5.05.02.12	(Loss) gain on hedge of net investments in foreign subsidiaries	0	0	0	0	-42,288	-42,288
5.07	Closing balances	4,540,000	30	846,908	-754,725	-1,015,756	3,616,457

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2014 to 9/30/2014
(In thousand of Reais)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/	Other comprehensive income	Shareholders´ Equity
5.01	Opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570
5.03	Adjusted opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570
5.04	Capital transactions with shareholders	0	0	-1,171,288	0	0	-1,171,288
5.04.04	Treasury shares acquired	0	0	-746,288	0	0	-746,288
5.04.06	Dividends	0	0	-425,000	0	0	-425,000
5.04.08	Treasury shares cancelled	0	0	679,618	0	0	679,618
5.04.09	Treasury shares cancelled	0	0	-679,618	0	0	-679,618
5.05	Total comprehensive income	0	0	0	-173,056	-869,442	-1,042,498
5.05.01	Profit for the period	0	0	0	-173,056	0	-173,056
5.05.02	Other comprehensive income	0	0	0	0	-869,442	-869,442
5.05.02.04	Cumulative translation adjustments for the period	0	0	0	0	-26,602	-26,602
5.05.02.08	Actuarial (losses) gains on defined benefit pension plan, net of taxes	0	0	0	0	1,710	1,710
5.05.02.09	Available-for-sale financial assets, net of taxes	0	0	0	0	-771,496	-771,496
5.05.02.10	(Loss) gain on percentage change in investments	0	0	0		-73,054	-73,054
5.07	Closing balances	4,540,000	30	1,668,280	-173,056	-152,470	5,882,784

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Parent Company Statements / Statement of Value Added
(In thousand of Reais)
Code	Description	Nine months ended September 30, 2015	Nine months ended September 30, 2014
7.01	Revenues	10,792,661	11,922,194
7.01.01	Sales of products and services	10,729,818	11,881,880
7.01.02	Other revenues	82,703	49,646
7.01.04	Allowance for (reversal of) doubtful debts	-19,860	-9,332
7.02	Raw materials acquired from third parties	-7,758,535	-6,967,591
7.02.01	Costs of sales and services	-6,236,049	-6,103,603
7.02.02	Materials, electric power, third-parties services and other	-1,347,066	-794,338
7.02.03	Impairment/recovery of assets	3,447	-3,174
7.02.04	Other	-178,867	-66,476
7.02.04.01	Impairment of available-for-sale assets	-178,867	-66,476
7.03	Gross value added	3,034,126	4,954,603
7.04	Retentions	-651,952	-747,644
7.04.01	Depreciation, amortization and depletion	-651,952	-747,644
7.05	Wealth created	2,382,174	4,206,959
7.06	Value added received as transfer	5,965,401	581,102
7.06.01	Equity pickup	3,718,002	471,007
7.06.02	Finance income	1,133,815	97,259
7.06.03	Other	1,113,584	12,836
7.06.03.01	Other and exchange variation - gain	1,113,584	12,836
7.07	Wealth for distribution	8,347,575	4,788,061
7.08	Wealth distributed	8,347,575	4,788,061
7.08.01	Personnel	1,067,905	961,743
7.08.01.01	Salaries and wages	817,157	749,074
7.08.01.02	Benefits	197,830	160,345
7.08.01.03	Severance pay fund (FGTS)	52,918	52,324
7.08.02	Taxes, fees and contributions	-82,830	640,026
7.08.02.01	Federal	-188,833	510,356
7.08.02.02	State	99,758	111,656
7.08.02.03	Municipal	6,245	18,014
7.08.03	Return on third-party capital	8,117,225	3,359,348
7.08.03.01	Interest	2,668,737	2,747,158
7.08.03.02	Leases	7,505	7,326
7.08.03.03	Other	5,440,983	604,864
7.08.03.03.01	Other and exchange variation - loss	5,440,983	604,864
7.08.04	Shareholders	-754,725	-173,056
7.08.04.03	Retained earnings/ Losses for the period	-754,725	-173,056

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Consolidated Financial Statements / Balance Sheet - Assets
(In thousand of Reais)

Code	Description	Current Quarter 9/30/2015	YTD Previous Year 12/31/2014
1	Total assets	52,648,560	49,767,100
1.01	Current assets	16,206,671	15,935,502
1.01.01	Cash and cash equivalents	7,599,362	8,686,021
1.01.02	Short-term investments	627,418	0
1.01.03	Trade receivables	2,417,122	1,753,056
1.01.04	Inventories	4,707,165	4,122,122
1.01.08	Other current assets	855,604	1,374,303
1.02	Non-current assets	36,441,889	33,831,598
1.02.01	Long-term receivables	4,488,172	3,598,352
1.02.01.02	Investments measured at amortized cost	0	34,874
1.02.01.06	Deferred taxes	3,232,193	2,616,058
1.02.01.09	Other non-current assets	1,255,979	947,420
1.02.02	Investments	13,951,071	13,665,453
1.02.03	Property, plant and equipment	16,928,891	15,624,140
1.02.04	Intangible assets	1,073,755	943,653

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Consolidated Financial Statements / Balance Sheet - Liabilities
(In thousand of Reais)
		As of
Code	Description	September 30, 2015	September 30, 2014
2	Total liabilities	52,648,560	49,767,100
2.01	Current liabilities	4,383,501	6,362,938
2.01.01	Payroll and related taxes	282,006	219,740
2.01.02	Trade payables	1,723,865	1,638,505
2.01.03	Taxes payable	303,394	318,675
2.01.04	Borrowings and financing	940,375	2,790,524
2.01.05	Other payables	1,000,216	845,109
2.01.06	Provisions	133,645	550,385
2.01.06.01	Provision for tax, social security, labor and civil risks	133,645	550,385
2.02	Non-current liabilities	44,610,806	37,669,187
2.02.01	Borrowings and financing	33,366,561	27,092,855
2.02.02	Other payables	9,385,077	9,315,363
2.02.03	Deferred taxes	294,483	238,892
2.02.04	Provisions	1,564,685	1,022,077
2.02.04.01	Provision for tax, social security, labor and civil risks	735,961	195,783
2.02.04.02	Other provisions	828,724	826,294
2.02.04.02.03	Provision for environmental liabilities and asset retirement obligations	240,957	238,539
2.02.04.02.04	Pension and healthcare plan	587,767	587,755
2.03	Shareholders’ equity	3,654,253	5,734,975
2.03.01	Paid-in capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	846,908	1,131,298
2.03.04.01	Legal reserve	361,641	361,641
2.03.04.02	Statutory reserve	724,243	999,243
2.03.04.09	Treasury shares	-238,976	-229,586
2.03.05	Profit /Losses	-754,725	0
2.03.08	Other comprehensive income	-1,015,756	25,140
2.03.09	Non-controlling interests	37,796	38,507

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Consolidated Financial Statements / Statements of Income
(In thousand of Reais)

Code	Description	Three months ended September 30, 2015	Nine months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2014
3.01	Net revenue from sales and/or services	3,955,990	11,653,382	3,882,986	12,306,271
3.02	Cost of sales and/or services	-3,015,403	-8,888,031	-2,911,961	-8,693,082
3.03	Gross profit	940,587	2,765,351	971,025	3,613,189
3.04	Operating expenses/income	245,027	-668,786	-244,156	-1,216,581
3.04.01	Selling expenses	-410,838	-1,023,012	-268,052	-691,619
3.04.02	General and administrative expenses	-120,043	-339,785	-110,470	-338,494
3.04.04	Other operating income	29,603	48,127	27,471	44,937
3.04.05	Other operating expenses	-114,823	-569,900	-90,686	-316,094
3.04.06	Equity pick up	861,128	1,215,784	197,581	84,689
3.05	Profit before finance income (costs) and taxes	1,185,614	2,096,565	726,869	2,396,608
3.06	Finance expenses, net	-1,548,867	-3,190,262	-944,459	-2,500,593
3.06.01	Finance income	106,264	205,877	42,735	134,217
3.06.02	Finance expenses	-1,655,131	-3,396,139	-987,194	-2,634,810
3.06.02.01	Net exchange losses on financial instruments	-645,001	-717,467	-77,250	-193,453
3.06.02.02	Finance expenses	-1,010,130	-2,678,672	-909,944	-2,441,357
3.07	Profit (loss) before taxes on income	-363,253	-1,093,697	-217,590	-103,985
3.08	Income tax and social contribution	-169,398	338,255	-32,798	-75,274
3.09	Profit from continuing operations	-532,651	-755,442	-250,388	-179,259
3.11	Consolidated profit /(Loss) for the period	-532,651	-755,442	-250,388	-179,259
3.11.01	Attributed to owners of the Company	-532,513	-754,725	-250,105	-173,056
3.11.02	Attributed to non-controlling interests	-138	-717	-283	-6,203
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	-0.39238	-0.55611	-0.18008	-0.12105
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	-0.39238	-0.55611	-0.18008	-0.12105

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Consolidated Financial Statements / Statement of Comprehensive Income (In thousand of Reais)
Code	Description	Three months ended September 30, 2015	Nine months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2014
4.01	Consolidated (loss) profit for the period	-532,651	-755,442	-250,388	-179,259
4.02	Other comprehensive income	-1,026,861	-1,040,896	-98,799	-869,442
4.02.01	Actuarial gains on defined benefit plan from investments in subsidiaries, net of taxes	0	0	0	1,710
4.02.02	Actuarial (losses) gains on defined benefit pension plan	0	202	0	0
4.02.03	Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan	0	-68	0	0
4.02.04	Cumulative translation adjustments for the period	550,919	719,875	60,745	-26,602
4.02.05	Available-for-sale assets	-445,407	-474,694	-151,034	-1,241,037
4.02.06	Income tax and social contribution on available-for-sale assets	0	9,957	51,351	421,952
4.02.07	Impairment of available-for-sale assets	81,016	178,867	19,989	72,104
4.02.08	Income tax and social contribution on impairment of available-for-sale assets	0	-33,269	-6,796	-24,515
4.02.09	(Loss) gain on percentage change in investments	245	202	-73,054	-73,054
4.02.10	(Loss) gain on cash flow hedge accounting	-1,171,346	-1,517,306	0	0
4.02.11	Income tax and social contribution on (loss) gain on cash flow hedge accounting	0	117,626	0	0
4.02.12	(Loss) gain on hedge of net investments in foreign subsidiaries	-42,288	-42,288	0	0
4.03	Consolidated comprehensive income for the period	-1,559,512	-1,796,338	-349,187	-1,048,701
4.03.01	Attributed to owners of the Company	-1,559,374	-1,795,621	-348,904	-1,042,498
4.03.02	Attributed to non-controlling interests	-138	-717	-283	-6,203

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(In thousand of Reais)
Code	Description	Nine months ended September 30, 2015	Nine months ended September 30, 2014
6.01	Net cash generated by operating activities	1,180,951	600,432
6.01.01	Cash generated from operations	4,834,421	2,644,889
6.01.01.01	(Loss)/Profit for the period attributable to owners of the Company	-754,725	-173,056
6.01.01.02	Loss for the period attributable to non-controlling interests	-717	-6,203
6.01.01.03	Charges on borrowings and financing	2,489,354	2,056,128
6.01.01.04	Charges on loans and financing granted	-25,168	-30,671
6.01.01.05	Depreciation, depletion and amortization	857,137	934,555
6.01.01.06	Equity pickup	-1,215,784	-84,689
6.01.01.07	Deferred income tax and social contribution	-543,095	-332,332
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	123,438	-42,306
6.01.01.09	Inflation adjustment and exchange differences, net	3,647,017	185,777
6.01.01.10	Gain on derivative transactions	3,775	1,395
6.01.01.11	Impairment of available-for-sale assets	178,867	72,104
6.01.01.12	Residual value of permanent assets written off	4,773	12,935
6.01.01.13	Other provisions	69,549	51,252
6.01.02	Changes in assets and liabilities	-3,653,470	-2,044,457
6.01.02.01	Trade receivables - third parties	-602,122	315,486
6.01.02.02	Trade receivables - related parties	-82,273	-145,262
6.01.02.03	Inventories	-530,308	-769,929
6.01.02.04	Receivables from related parties	0	234,346
6.01.02.05	Recoverable taxes	-200,825	47,995
6.01.02.06	Judicial deposits	-40,980	-34,323
6.01.02.08	Trade payables	100,868	408,619
6.01.02.09	Payroll and related taxes	94,574	27,527
6.01.02.10	Taxes in installments - REFIS	32,735	-43,397
6.01.02.11	Payables to related parties	1,032	2,600
6.01.02.13	Interest paid	-2,466,731	-2,103,382
6.01.02.15	Interest received – related parties	8,627	13,595
6.01.02.16	Interest on swaps paid	0	-1,279
6.01.02.17	Other	31,933	2,947
6.02	Net cash generated by (used in) investing activities	-213,236	-1,239,860
6.02.02	Investments	0	-8,376
6.02.03	Purchase of property, plant and equipment	-1,703,793	-1,292,180
6.02.04	Capital reduction in subsidiaries	466,758	0
6.02.05	Receipt/payment in derivative transactions	1,216,913	-73,670
6.02.06	Purchase of intangible assets	-440	-610
6.02.08	Related parties loans	-43,475	-31,506
6.02.09	Receipt of related parties loans	443,345	168,265
6.02.10	Short-term investment, net of redeemed amount	-592,544	-1,783
6.03	Net cash used in financing activities	-2,049,702	-771,732
6.03.01	Borrowings and financing raised, net of transaction costs	937,005	1,630,664
6.03.02	Redemption of borrowings	-2,333,975	-1,175,234
6.03.03	Redemption of borrowings – related parties	-52,839	0
6.03.04	Dividends and interest on capital paid	-549,832	-424,935
6.03.06	Treasury shares	-9,390	-746,288
6.03.07	Buyback of debt securities	-40,671	-55,939
6.04	Exchange differences on translating cash and cash equivalents	-4,672	386,850
6.05	Increase (decrease) in cash and cash equivalents	-1,086,659	-1,024,310
6.05.01	Cash and equivalents at the beginning of the period	8,686,021	9,995,672
6.05.02	Cash and equivalents at the end of the period	7,599,362	8,971,362

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Consolidated Financial Statements / Statement of Changes in Shareholders´ Equity - 1/1/2015 to 9/30/2015- (In thousand of Reais)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Consolidated shareholders’ equity
5.01	Opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468	38,507	5,734,975
5.03	Adjusted opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468	38,507	5,734,975
5.04	Capital transactions with shareholders	0	0	-284,390	0	0	-284,390	0	-284,390
5.04.04	Treasury shares acquired	0	0	-9,390	0	0	-9,390	0	-9,390
5.04.06	Dividends	0	0	-275,000	0	0	-275,000	0	-275,000
5.05	Total comprehensive income	0	0	0	-754,725	-1,040,896	-1,795,621	-717	-1,796,338
5.05.01	(Loss) Profit for the period	0	0	0	-754,725	0	-754,725	-717	-755,442
5.05.02	Other comprehensive income	0	0	0	0	-1,040,896	-1,040,896	0	-1,040,896
5.05.02.04	Translation adjustments for the period	0	0	0	0	719,875	719,875	0	719,875
5.05.02.08	Actuarial gains on defined benefit plan, net of taxes	0	0	0	0	134	134	0	134
5.05.02.09	Available-for-sale assets, net of taxes	0	0	0	0	-319,139	-319,139	0	-319,139
5.05.02.10	Loss on percentage change in investments	0	0	0	0	202	202	0	202
5.05.02.11	Loss on hedge accounting, net of taxes	0	0	0	0	-1,399,680	-1,399,680	0	-1,399,680
5.05.02.12	(Loss) gain on hedge of net investments in foreign subsidiaries	0	0	0	0	-42,288	-42,288	0	-42,288
5.06	Internal changes in shareholders’ equity	0	0	0	0	0	0	6	6
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	6	6
5.07	Closing balances	4,540,000	30	846,908	-754,725	-1,015,756	3,616,457	37,796	3,654,253

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Consolidated Financial Statements / Statement of Changes in Shareholders´ Equity - 1/1/2014 to 9/30/2014
(In thousand of Reais)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570	-27,511	8,069,059
5.03	Adjusted opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570	-27,511	8,069,059
5.04	Capital transactions with shareholders	0	0	-1,171,288	0	0	-1,171,288	0	-1,171,288
5.04.04	Treasury shares acquired	0	0	-746,288	0	0	-746,288	0	-746,288
5.04.06	Dividends	0	0	-425,000	0	0	-425,000	0	-425,000
5.04.08	Treasury shares cancelled	0	0	679,618	0	0	679,618	0	679,618
5.04.09	Treasury shares cancelled	0	0	-679,618	0	0	-679,618	0	-679,618
5.05	Total comprehensive income	0	0	0	-173,056	-869,442	-1,042,498	-6,203	-1,048,701
5.05.01	Profit for the period	0	0	0	-173,056	0	-173,056	-6,203	-179,259
5.05.02	Other comprehensive income	0	0	0	0	-869,442	-869,442	0	-869,442
5.05.02.04	Cumulative translation adjustments for the period	0	0	0	0	-26,602	-26,602	0	-26,602
5.05.02.08	Actuarial (losses) gains on defined benefit pension plan, net of taxes	0	0	0	0	1,710	1,710	0	1,710
5.05.02.09	Available-for-sale financial assets, net of taxes	0	0	0	0	-771,496	-771,496	0	-771,496
5.05.02.10	(Loss) gain on percentage change in investments	0	0	0	0	-73,054	-73,054	0	-73,054
5.06	Internal changes in shareholders’ equity	0	0	0	0	0	0	73,065	73,065
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	73,065	73,065
5.07	Closing balances	4,540,000	30	1,668,280	-173,056	-152,470	5,882,784	39,351	5,922,135

30 1,972,130   77,049    -53,671  6,535,538   -33,431  6,502,107

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Consolidated Financial Statements / Statement of Value Added
(In thousand of Reais)

Code	Description	Nine months ended September 30, 2015	Nine months ended September 30, 2014
7.01	Revenues	13,602,720	14,684,931
7.01.01	Sales of products and services	13,529,608	14,643,220
7.01.02	Other revenues	94,272	52,594
7.01.04	Allowance for (reversal of) doubtful debts	-21,160	-10,883
7.02	Raw materials acquired from third parties	-9,615,972	-9,030,859
7.02.01	Costs of sales and services	-7,537,197	-7,729,543
7.02.02	Materials, electric power, third-parties services and other	-1,903,046	-1,222,881
7.02.03	Impairment/recovery of assets	3,138	-6,331
7.02.04	Other	-178,867	-72,104
7.02.04.01	Impairment of assets available for sale	-178,867	-72,104
7.03	Gross value added	3,986,748	5,654,072
7.04	Retentions	-857,137	-934,555
7.04.01	Depreciation, amortization and depletion	-857,137	-934,555
7.05	Wealth created	3,129,611	4,719,517
7.06	Value added received as transfer	4,687,203	970,429
7.06.01	Equity pickup	1,215,784	84,689
7.06.02	Finance income	205,877	134,217
7.06.03	Other	3,265,542	751,523
7.06.03.01	Other and exchange variation - gain	3,265,542	751,523
7.07	Wealth for distribution	7,816,814	5,689,946
7.08	Wealth distributed	7,816,814	5,689,946
7.08.01	Personnel	1,531,687	1,270,926
7.08.01.01	Salaries and wages	1,215,355	1,007,607
7.08.01.02	Benefits	249,964	202,041
7.08.01.03	Severance pay fund (FGTS)	66,368	61,278
7.08.02	Taxes, fees and contributions	376,348	1,220,251
7.08.02.01	Federal	151,474	1,012,091
7.08.02.02	State	208,565	180,115
7.08.02.03	Municipal	16,309	28,045
7.08.03	Return on third-parties capital	6,664,221	3,378,028
7.08.03.01	Interest	1,680,031	2,391,954
7.08.03.02	Leases	11,224	11,397
7.08.03.03	Other	4,972,966	974,677
7.08.03.03.01	Other and exchange variation - loss	4,972,966	974,677
7.08.04	Shareholders	-755,442	-179,259
7.08.04.03	Retained earnings / Loss for the period	-754,725	-173,056
7.08.04.04	Non-controlling interests in retained earnings	-717	-6,203

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Comments on the Company´s Consolidated Performance

Economic Scenario

Throughout 2015, the improvement in economic activity in the United States and the UK contrasted with the slower recovery in the Eurozone and the recession in Brazil and Japan. The IMF expects the global economy to grow by 3.3% in 2015, slightly less than in 2014 and by 3.8% in 2016.

The U.S. economy decelerated in the third quarter, recording growth of 1.5%, versus 3.9% in the previous three months. However, domestic demand remained solid and the labor market continued to expand, increasing expectations that the FED would begin the upward interest rate cycle shortly.

In China, the third-quarter figures indicate the continuation of the economic accommodation process. GDP recorded a year-on-year growth of 6.9%, the lowest result since 2Q09. The country's authorities resumed the discussions focused on medium-term reforms and signaled that the current growth rate is acceptable.

In Brazil, the activity indicators are pointing to an even greater deterioration in 3Q15, characterized by economic shrinkage, high interest rates and inflation. As a result, uncertainty has led to greater risk aversion and the depreciation of the real. In this context, the government announced new fiscal measures after the downgrading of sovereign rating and the loss of investment-grade status. The Central Bank’s Focus report estimates an economic downturn of 3.10% in 2015, with inflation of 9.99%.

Industrial production fell by 10.9% in September, over the same month last year, primarily due to the 31.7% reduction in capital goods output. The labor market continues to deteriorate. According to the IBGE’s Monthly Employment Survey, the country’s unemployment rate reached 7.6% in September.

Macroeconomic Forecast	2015	2016
IPCA (%)	9.99	6.47
Commercial dollar (EoP - R$)	4.00	4.20
SELIC target (EoP - %)	14.25	13.25
GDP (% growth)	-3.10	-1.90
Industrial Production (%)	-7.40	-2.00
Source: FOCUS BACEN	Base: 11/06/2015

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ITR –– Quarterly Financial Information - September 30, 2015 – CIA SIDERURGICA NACIONAL	Version:1

CSN Consolidated Result

•         CSN posted consolidated net revenue of R$3,956 million in 3Q15, 7% up on 2Q15, positively influenced by higher sales volume from mining operations and the depreciation of the real against the U.S. dollar.

•          Cost of goods sold (COGS) totaled R$3,015 million, 6% more than in 2Q15, mainly due to the increase in sales volume from mining operations.

•         Third-quarter gross profit came to R$941 million, 12% up on 2Q15, while gross margin increased by 1.0 p.p. on the same comparison basis, reaching 24% in 3Q15.

•         Selling, general and administrative expenses (SG&A) totaled R$531 million in 3Q15, 26% up on 2Q15, largely because of higher iron ore freight expenses, given- the increase in CIF sales and higher export sales expenses, and due to the higher expenses with sales of steel in the foreign market.

•         Other operating income and expenses totaled R$85 million in 3Q15, a 62% reduction over the R$223 million posted in 2Q15, particularly influenced by lower expenses with provisions. During 3Q15, the Company recognized impairment of R$81 million due to the reduction in the market value of Usiminas’ preferred shares.

•         Third-quarter net proportional financial result was negative by R$779 million, due to: i) Interest on loans and financing ex-exchange rate variation totaling R$1.304 million; ii) positive result from exchange and monetary variations amounting R$133 million and iii) financial revenues of R$123 million.

Financial Result (R$ MM)	1Q15	2Q15	3Q15
Financial Result - IFRS	(870)	(772)	(1,549)
(+) Financial Result of Joint-Venture	500	(114)	770
(+) Namisa (60%)	520	(92)	800
(+) MRS (33,27%)	(20)	(22)	(29)
(=) Proporcional Financial Result	(370)	(886)	(779)
Financial Revenues	63	58	123
Financial Expenses	(433)	(944)	(901)
Financial Expenses (ex-exchange rates variation)	(878)	(830)	(1,034)
Result with Exchange Rate Variation	445	(114)	133
Monetary and Exchange Rate Variation	(482)	82	(1,751)
Hedge Accounting	428	(82)	1,214
Notional Amount of Derivatives Contracted	500	(114)	671

•         The Company posted net loss of R$533 million in 3Q15, 13% lower quarter-on-quarter, due to the increase in gross profit and the positive equity result of R$861 million.

•         Adjusted EBITDA amounted to R$853 million in 3Q15, 6% higher than the previous quarter. The adjusted EBITDA margin was 20% in 3Q15, in line with the 2Q15 margin.

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R$ Million	3Q14	2Q15	3Q15	Change
				3Q15 x 3Q14	3Q15 x 2Q15
Adjusted EBITDA¹	977	801	853	-13%	6%
(-) Proportionate EBITDA of Joint Ventures	58	104	159	174%	53%
(+) Share of Profit (Loss) of Investees	197	(44)	861	-	-
(+) Other Operating Income (Expenses)	(63)	(223)	(85)	35%	-62%
(+) Finance Income	(944)	(772)	(1,549)	64%	101%
(+) Income Tax and Social Contribution	(33)	5	(169)	-	-
(-) Depreciation	326	279	285	-13%	2%
Profit (loss) for the Period	(250)	(615)	(533)	113%	-13%
¹ Adjusted EBITDA is calculated based on net income/loss, plus depreciation and amortization, income tax, net financial result, results from investees and other operating revenue (expenses). Adjusted EBITDA also includes the proportional share of EBITDA of the jointly-owned investees: Namisa, MRS Logística and CBSI.

Indebtedness

Gross debt, net debt and the net debt/EBITDA ratio presented below reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, and includes financial investments as collateral for foreign exchange transactions on the BM&F. On September 30, 2015, consolidated net debt totaled R$23.4 billion, while the net debt/LTM EBITDA ratio was 6.6x.

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Foreign Exchange Exposure

In order to manage the exposure in dollars, CSN considers the proportional consolidation of the jointly controlled Namisa, in which CSN holds 60% stake.

The net foreign exchange exposure generated by the difference between assets and liabilities in US dollars, derivative instruments and hedge accounting recorded in CSN, was US$457 million on 09/30/2015.

The derivatives form a long USD position achieved by the purchase of NDFs (Non-Deliverable Forwards).

The hedge accounting adopted by CSN correlates the projected exports flow in dollars with part of the scheduled debt principal payments in the same currency. Therefore, the exchange variation of the dollar-denominated debt is temporarily booked on shareholder’s equity, flowing through P&L when the revenues in USD from exports occur.

Foreign Exchange Exposure (US$ Million)	09/30/2015
	CSN & Subsidiaries (IFRS)	Namisa 60%	Proportional Consolidation
Cash and cash equivalents overseas	1,177	925	2,102
Accounts receivables	195	28	223
Total assets	1,372	953	2,325
Borrowings and financing	(4,576)	-	(4,576)
Accounts Payable	(110)	(16)	(126)
Other liabilities	(16)	(1)	(17)
Total liabilities	(4,701)	(17)	(4,719)
Foreign exchange exposure	(3,329)	935	(2,394)
Notional amount of derivatives contracted, net	1,285	-	1,285
Cash flow hedge accounting	1,566	-	1,566
Net foreign exchange exposure	(478)	935	457

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Capex

In the 3Q15, CSN took advantage of opportunities to accelerate projects that enhance competitiveness, such as:

•       New mining equipments acquisition (trucks, shovels, etc), accelerating part of the investment scheduled for 2016 due to current advantageous loan terms. These equipments are already contributing to cost reduction in the mining business in 2015.

•       Accelerated development of Arcos´s clinker kiln, enabling higher operational margins in the Southeastern System.

CSN’s investments totaled R$803 million in 3Q15, in accordance with IFRS, as shown in the table below. 9M15 investments amounted to R$1,704 million.

Investments (R$ MM)	1Q15	2Q15	3Q15	9M14	9M15
Steel	121	159	173	367	453
Mining	116	296	473	464	885
Cement	90	92	139	330	321
Logistics	11	13	19	91	43
Others	0	4	0	41	3
Total Investment - IFRS	338	563	803	1,292	1,704

Working Capital

To calculate the working capital, CSN adjusts its assets and liabilities as demonstrated below:

•         Accounts Receivable: Excludes Dividends Receivable , Advances to Employees and Other Credits (Note 5 of financials).

•         Inventories: Includes Estimated Losses and excludes Spare Parts which are not part of the cash conversion cycle, and will be booked in the Fixed Assets when consumed. (Note 6 of financials)

•         Recoverable Taxes: Composed only by the Income Tax (IRPJ) and Social Contribution (CSLL) amount  included in Recoverable Taxes (Note 7of financials)

•         Taxes Payable: Composed by the Current Liabilities account Taxes Payable plus Taxes in installments (Note 13 of financials)

•         Advance from Clients: Subaccount of Other Liabilities recorded in Current Liabilities (Note 13 of financials)

At the close of 3Q15, working capital applied to the Company’s businesses totaled R$3,979 million, R$595 million more than in 2Q15, particularly due to the increase by R$366 million in accounts receivable and R$255 million in inventories. On the same comparison basis, both inventory turnover and accounts payable widened by 8 days, while average payment period reduced by 1 day.

Working Capital (R$ MM)	3Q14	2Q15	3Q15	Change
				3Q15 x 2Q15	3Q15 x 3Q14
Assets	4,513	5,698	6,371	673	1,858
Accounts Receivable	1,406	1,936	2,302	366	896
Inventories	2,988	3,583	3,838	255	850
Recoverable Taxes	119	178	231	52	111
Liabilities	2,286	2,314	2,392	78	106
Accounts Payable	1,470	1,762	1,724	(38)	254
Salaries and Social Contribution	254	236	282	46	28
Taxes Payable	539	286	328	42	(212)
Advance from Clients	23	30	59	28	36
Working Capital	2,228	3,384	3,979	595	1,751

Turnover Ratio (days)	3Q14	2Q15	3Q15	Change
				3Q15 x 2Q15	3Q15 x 3Q14
Receivables	26	38	46	8	20
Accounts Payable	46	54	53	(1)	7
Inventories	94	110	118	8	24
Cash Conversion Cycle	74	94	111	17	37

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Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. Results by segment reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the full consolidation of FTL.

Net revenue by segment in 3Q15 (R$ million)

Steel
Mining
Logistics
Cement
Energy
65.0%
22.4%
8.4%
2,7%
1,5%
2,788
2,764
2,737
3Q14
2Q15
3Q15
914
680
942
3Q14
2Q15
3Q15
374
323
355
3Q14
2Q15
3Q15
120
115
114
3Q14
2Q15
3Q15
97
60
60
3Q14
2Q15
3Q15

Adjusted EBITDA by segment in 3Q15 (R$ million)

Steel
Mining
Logistics
Cement
Energy
41.1%
42.1%
15.0%
1.0%
0.8%

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Results by Segment 3Q15 (R$ MM)	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/ Elliminations	Consolidated
Net Revenue	2,737	942	60	295	114	60	(252)	3,956
Domestic Market	1,539	14	60	295	114	60	(252)	1,830
Foreign Market	1,198	928	-	-	-	-	(0.1)	2,126
Cost of Goods Sold	(2,270)	(625)	(37)	(202)	(99)	(50)	268	(3,015)
Gross Profit	467	317	23	93	14	10	17	941
Seling, General and Administrative Expenses	(249)	(16)	(4)	(22)	(19)	(6)	(215)	(531)
Depreciation	168	94	3	48	13	4	(46)	285
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	159	159
Adjusted EBITDA	386	395	22	119	9	8	(85)	853

Results by Segment 2Q15 (R$ MM)	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/ Elliminations	Consolidated
Net Revenue	2,764	680	43	280	115	60	(256)	3,687
Domestic Market	1,734	35	43	280	115	60	(291)	1,978
Foreign Market	1,030	645	-	-	-	-	34	1,710
Cost of Goods Sold	(2,224)	(534)	(32)	(199)	(75)	(48)	266	(2,847)
Gross Profit	540	146	11	81	40	12	10	840
Seling, General and Administrative Expenses	(207)	(10)	(5)	(21)	(18)	(6)	(154)	(421)
Depreciation	168	91	3	46	10	4	(44)	279
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	104	104
Adjusted EBITDA	500	228	9	107	32	11	(85)	801

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Steel

According to the World Steel Association (WSA), global crude steel production totaled 1.2 billion tonnes in the first nine months of 2015, 2.5% less than in 9M14. According to the Brazilian Steel Institute (IABr), domestic production dropped by 1.2%, to 25.3 million tonnes in the same period. Domestic flat rolled steel production totaled 17.4 million tonnes in 9M15, 8.2% lower than 9M14, while apparent steel consumption fell 14.0%, to 16.9 million tonnes, accompanied by domestic sales of 14.2 million tonnes and imports of 2.8 million tonnes. On the other hand, exports came to 10.0 million tonnes, up by 48.6% on 9M14.

According to IABr, apparent steel consumption is expected to reduce by 12.8%, to 22.3 million tonnes, with domestic sales of 18.3 million tonnes and imports of 4.0 million tonnes.

According to INDA (the Brazilian Steel Distributors’ Association), in 9M15 purchases and sales from the distribution segment fell by 22.6% and 22.4% year-on-year, respectively. Inventories stood at 967,700 tonnes at the close of September 2015, 2.8% less than in the previous month, while inventory turnover stood at 3.9 months. Compared to the same month last year, inventories were reduced by 10%, from 1,048 million tons in September 2014 to 967,700 tons at the end of September 2015. On the same comparison basis the inventory turnover increased from 2.9 months to 3.9 months in September 2015.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 1.9 million units in 9M15, 25% lower than 9M14. On the same comparison basis, vehicle licensing reduced by 23%, to 1.95 million units. According to ANFAVEA and FENABRAVE (the Vehicle Distributors’ Association), vehicle sales are expected to decline by 27.4% and 23.8%, respectively in 2015.

Construction

According to SECOVI-SP (the São Paulo Residential Builders’ Association), residential real estate launches in the city of São Paulo dropped by 31.5% in the first nine months of 2015, while new unit sales reduced by 4.7% year-on-year. The Association expects launches to drop by 23% to 25% in 2015 and new unit sales by 15% to 20%.

Home Appliances

According to the Brazilian Institute of Geography and Statistics (IBGE), home appliance production fell by 14.0% in the first nine months of 2015, compared to the previous year, down by 10.4% in the last twelve months ended August 2015, influenced by the low level of confidence of businessmen and consumers.

Results from CSN’s Steel Operations

CSN’s crude steel production reached 1.0 million tonnes, while consumption of slabs purchased from third parties amounted to 61,000 tonnes, 9% and 12% down on 2Q15, respectively. As a result, flat rolled steel production dropped by 4% over 2Q15, to 989,000 tonnes in 3Q15.

In 9M15, crude steel production reduced by 4% over the same period last year, to 3.3 million tonnes, while flat steel production fell 6%, to 3.0 million tonnes.

Flat Steel Production (Parent Company)	2Q15	3Q15	First Nine months		Change
(Thousand tonnes)			9M14	9M15	3Q15 x 2Q15	9M15 x 9M14
Crude Steel - P. Vargas Mill (flat steel)	1,119	1,023	3,395	3,257	-9%	-4%
Purchased Slabs from Third Parties	69	61	329	198	-12%	-40%
Total Crude Steel	1,188	1,084	3,724	3,456	-9%	-7%
Total Rolled Products	1,032	989	3,251	3,041	-4%	-6%

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•         Steel product sales totaled 1.2 million tonnes, 6% down quarter-on-quarter. Of this total, 58% came from the domestic market, 39% from overseas subsidiaries and 3% from exports, thus confirming our subsidiaries’ gain of export market share. Total sales reached 3.86 million tonnes in 9M15, 2% less than in 9M14.

•         In the third quarter, domestic steel sales came to 686,000 tonnes, 10% down on 2Q15. Of this total, 645,000 tonnes corresponded to flat steel and 41,000 tonnes to long steel.

•         Third-quarter foreign steel sales amounted to 506,000 tonnes, in line with the 2Q15 figure. Of this total, the overseas subsidiaries sold 461,000 tonnes, 221,000 by LLC, 154,000 by SWT, 86,000 by Lusosider and, 44,000 tonnes of direct exports.

•         In 3Q15 CSN increased its share of coated products in total sales volume, according to the strategy of increasing CSN’s value-added product mix. In the domestic market, sales of coated such as galvanized and tin plate, accounted for 44% of sales volume compared to the 41% observed in 2Q15. In the foreign market, the increase rise from 66% of sales to 67% in 3Q15.

•         Net revenue totaled R$2,737 million in 3Q15, 1% lower than 2Q15, due to the decrease in volumes of domestic steel sales and by SWT, partially offset by the increase of flat steel export sales and the depreciation of the real against the U.S. dollar. Average net revenue per tonne increased by 2%, from R$2,172 in 2Q15 to R$2,224 in 3Q15.

•         In 3Q15, COGS amounted to R$2,270 million, 2% up on the R$2,225 million posted in 2Q15.

•      The parent company’s production cost totaled R$1.59 billion in 3Q15, 5% less than in 2Q15, particularly influenced by: i) the 14% reduction in raw material costs, given the lower production volume, and also due to the higher internal coke production; ii) the increase in labor costs given the pay rise due to the collective labour agreement.

•      The slab production cost reached R$979/t, lower than the R$984/t recorded in 2Q15. In US dollars, the cost reduced 13% to US$278/t compared to US$320/t in 2Q15, helped by the depreciation of the real against the dollar.

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•         Adjusted EBITDA amounted to R$386 million in 3Q15, with an adjusted margin of 14%.

Mining

In the third quarter, the seaborne iron ore market continued under pressure due to the increasing supply and lower domestic steel demand in China. On the supply side, the capacity closures announced were more than offset by the ramp-up of projects in Australia and Brazil. On the demand side, the weaker investments and construction activities continued to negatively impact steel prices and margins recorded by Chinese steelmakers. In this scenario, iron ore prices dropped by 6% over 2Q15, averaging US$54.90/dmt (Platts, 62% Fe, N. China) in 3Q15.

Results from CSN’s Mining Operation

•         In the third quarter, iron ore production totaled 7.94 million tonnes1, 17% up on 2Q15, with record production of 7.46 million tonnes from the Casa de Pedra mine.

•         Iron ore purchases reached 1.6 million tonne in 3Q15, 60% more than in 2Q15, due to market opportunities.

•      Iron ore sales reached 7.6 million tonnes1 in 3Q15, 27% up on 2Q15. Of this total, 6.0 million tonnes came from the Casa de Pedra and 1.6 million tonnes1 from Namisa. In addition to iron ore sales to third-parties, the Company allocated 1.4 million tonnes to its own steel production.

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•         Net revenue from mining operations totaled R$942 million in 3Q15, 38% higher than in 2Q15, due to increased sales volumes. The FOB revenue in 3Q15 was US$38/t, unchanged from the previous quarter, while the iron ore price index (Platts 62% Fe, N. China) declined by 6% in the same period.

•         Third-quarter mining COGS came to R$625 million, 17% higher than the previous quarter, due to sales volume growth, partially offset by lower production costs. In the quarter, Casa de Pedra recorded a delivered cash cost to China of US$ 35.4/wmt, 9% lower compared to 2Q15.

1 Volumes include 100% of the stake in NAMISA.

Iron Ore Delivered Cash Cost to China

(US$/wmt)

•         Third-quarter adjusted EBITDA from mining operations totaled R$395 million, 74% up on 2Q15, due to: i) the increase in sales volume; ii) the effect from the currency depreciation in the quarter; and iii) lower production costs. EBITDA/tonne climbed from R$40.90 in 2Q15 to R$57.04 in 3Q15.

•         The EBITDA margin from mining operations increased 8.5 p.p. reaching 42% in 3Q15 from 33% in 2Q15, the highest margin recorded since the 1Q14.

Logistics

According to ANTAQ (the National Waterway Transport Agency), Brazil’s ports handled 480 million gross tonnes in 1H15, 3.7% higher than the same period in the previous year. Bulk solids handling totaled 295 million tonnes in 1H15, while container handling achieved 4.4 million TEUs1, in line with the 1H14 figure.

1TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

Results from CSN’s Logistics Operation

Railway Logistics: Net revenue from railway logistics amounted to R$295 million in 3Q15, generating adjusted EBITDA of R$119 million, accompanied by an adjusted EBITDA margin of 40%.

Port Logistics: In the third quarter, Sepetiba Tecon handled 304,000 tonnes of steel products, most of which directed to the foreign market, in addition to 87,000 tonnes of general cargo and approximately 44,000 containers. Net revenue reached R$60 million in 3Q15, generating adjusted EBITDA of R$22 million, with an adjusted EBITDA margin of 37%.

Cement

According to IBGE’s (Brazilian Statistical and Geographical Institute) Monthly Survey of Industry (PIM-PF), Brazil’s cement production fell 10.8% in 9M15 over 9M14, in line with the civil construction segment’s performance.

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According to ABRAMAT (the Construction Material Manufacturers’ Association), 9M15 sales of building materials decreased by 11.4% compared to 9M14. The association revised its annual building material sales forecast, from a 1% increase in early 2015, to a 9% reduction.

Results from CSN’s Cement Operation

In 3Q15, cement sales totaled 582,000 tonnes, 1% higher than 2Q15, while net revenues amounted to R$114 million. Adjusted EBITDA reached R$9 million in 3Q15, with margin of 8%.

An unscheduled stoppage at UPV’s grinding operations resulted in discontinuation of production in Volta Redonda for 37 days. Nevertheless, volume remained virtually stable due to the start-up of additional production capacity in Arcos.

Energy

According to the Energy Research Company (EPE), Brazilian electricity consumption recorded year-on-year reduction of 0.7% in the first nine months of 2015, to 348 TWh. Consumption in the industrial and residential segments fell by 4.5% and 0.7%, respectively, while the commercial segment registered a 1.1% increase. Given this scenario, EPE’s initial forecast at the close of last year of a 3.1% increase in consumption, was revised down to a 1.5% decline in the second four-month review.

Results from CSN’s Energy Operation

In 3Q15, net revenues from energy operations totaled R$60 million, adjusted EBITDA reached R$8 million and the EBITDA margin was 13%.

Capital Markets

CSN’s shares depreciated by 24% in 3Q15, while the IBOVESPA dropped by 15% during the same period. Daily traded volume on the BM&FBovespa averaged R$28.6 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) fell by 42%, versus the Dow Jones’ 8% depreciation. On the NYSE, daily traded volume of CSN’s ADRs averaged US$2.4 million.

3Q15
Number of shares in thousand	1,387,524
Market Capitalization
Closing price (R$/share)	3.92
Closing price (US$/ADR)	0.96
Market Capitalization (R$ million)	5,439
Market Capitalization (US$ million)	1,330
Total return including dividends and interest on equity
CSNA3	-24%
SID	-42%
Ibovespa	-15%
Dow Jones	-8%
Volume
Average daily (thousand shares)	6,758
Average daily (R$ Thousand)	28,646
Average daily (thousand ADRs)	2,011
Average daily (US$ Thousand)	2,407

         Source: Economática

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Notes to the Individual and Consolidated Financial Information for the three and nine-month period ended September 30, 2015

 (Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN has shares listed on the São Paulo Stock Exchange (BM&F BOVESPA) and the New York Stock Exchange (NYSE). Accordingly, it reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and performing excellent services for final consumers. Its steels are used in the home appliances, civil construction and automobile industries. CSN holds the concession to operate TECAR a solid bulk terminal, one of the four terminals that form the Port of Itaguai, located in Rio de Janeiro. Imports of coal and coke are made through this terminal.

•       Mining:

The production of iron ore is developed in the city of Congonhas, in the State of Minas Gerais. It further mines tin in the State of Rondônia to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties.

Iron ore is substantially sold in the international market, especially in Europe and Asia. The prices in force in these markets are historically cyclical and subject to significant fluctuations over short periods as a result of many factors related to global demand, to the strategies adopted by major steel producers and to the exchange rate. All these factors are beyond the Company's control. The outflow of the ore is done by TECAR.

•       Cement:

CSN entered the cement market boosted by the synergy between this new activity and its already existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it installed a new business unit: CSN Cimentos, which produces CP-III type cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arches drive in the State of Minas Gerais, to supply the needs of UPV and of the cement plant.

•       Logistics

Railroads:

CSN has equity interests in three railroad companies: MRS Logística S. A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A., Transnordestina Logística S. A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which operate the Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the sections of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins, Salgueiro - Porto de Suape and Missão Velha - Porto de Pecém (Railway System II) and FTL being responsible for the sections of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau and Propriá - Jorge Lins (Railway System I).

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Ports:

In the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S. A., the Company operates the Container Terminal (Tecon) at the Itaguaí Port.  Located in the Bay of Sepetiba, this port has privileged highway, railroad and maritime access.

Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

•       Energy:

As energy is fundamental in its production process, the Company has assets for generation of electric power to guarantee its self-sufficiency.

Note 24 - Segment Information provides a breakdown of financial information by business segment of CSN.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation

The individual and consolidated condensed interim financial statements have been prepared and are being presented in accordance with the International Accounting Standards (IAS 34 – Interim Financial Reporting) issued by the International Accounting Standards Board (IASB), which correlate in Brazil is the CPC 21 (R1) (Interim Financial Statements and Consolidated Interim Financial Statements) issued by the CPC (Accounting Pronouncements Committee) and approved by CVM (Brazilian Securities Commission).

The significant accounting policies applied in these condensed interim financial statements are consistent with the policies described in Note 2 to the Company's financial statements for the year ended December 31, 2014, filed with the CVM.

These condensed interim financial statements do not include all requirements of annual or full financial statements and, accordingly, should be read together with the Company's financial statements for the year ended December 31, 2014.

Therefore, in these condensed interim financial statements the following notes were not repeated, either due to redundancy or to relevance in relation to those already presented in the annual financial statements:

Note 02 – Summary of significant accounting policies

Note 07 - Investments

Note 14 – Taxes in installments

Note 25 – Employee benefits

Note 27 - Commitments

The individual and consolidated condensed interim financial statements were approved by the Board of Directors on November 12th, 2015.

2.b) Basis of presentation

The consolidated condensed interim financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of September 30, 2015, US$1 is equivalent to R$3.9729 (R$2.6562 as of December 31, 2014), €1 is equivalent to R$4.4349 (R$3.2270 as of December 31, 2014).

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2.c) Basis of consolidation

The accounting practices were consistently applied to all consolidated companies. The consolidated condensed interim financial statements for the period ended September 30, 2015 and the year ended December 31, 2014 include the following direct and indirect subsidiaries and jointly controlled entities, as well as the exclusive funds as described below:

•           Companies

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	Equity interests (%)
Companies	9/30/2015	12/31/2014	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A (*)	100.00	100.00	Dormant company
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of containers and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Cimentos S.A. (1)		100.00	Cement manufacturing
CSN Gestão de Recursos Financeiros Ltda. (*)	99.99	99.99	Management of funds and securities portfolio
Congonhas Minérios S.A.	99.99	99.99	Mining and equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	89.79	88.41	Railroad logistics
Nordeste Logística	99.99		Port services

Indirect interest in subsidiaries: full consolidation
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and equity interests
Lusosider Projectos Siderúrgicos S.A.	99.94	99.94	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and equity interests
CSN Holdings (UK) Ltd	100.00	100.00	Financial transactions and equity interests
CSN Handel GmbH	100.00	100.00	Financial transactions, product sales and equity interests
Companhia Brasileira de Latas	100.00	100.00	Sale of cans and containers in general and equity interests
Rimet Empreendimentos Industriais e Comerciais S. A.	100.00	100.00	Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Productos Siderúrgicos S.L. (2)	100.00	100.00	Financial transactions, product sales and equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and equity interests
CSN Asia Limited	100.00	100.00	Commercial representation

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
CGPAR - Construção Pesada S.A.	50.00	50.00	Mining support services and equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
Nacional Minérios S.A.	60.00	60.00	Mining and equity interests
MRS Logística S.A.	27.27	27.27	Railroad transportation
Aceros Del Orinoco S.A.	31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Provision of services
Transnordestina Logística S.A.	61.64	62.64	Railroad logistics

Indirect interest in joint ventures: equity method
Namisa International Minérios SLU	60.00	60.00	Financial transactions, product sales and equity interests
Namisa Europe, Unipessoal Lda.	60.00	60.00	Equity interests and sales of products and minerals
Namisa Handel GmbH	60.00	60.00	Financial transactions, product sales and equity interests
MRS Logística S.A.	6.00	6.00	Railroad transportation
Namisa Asia Limited	60.00	60.00	Commercial representation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and equity interests

(*) Dormant companies. Therefore, they were not presented in the Note 8.a, in which are disclosed only the companies accounted for under the equity method.

1. Company incorporated in May 2015, as detailed in note 8.

2. New corporate name of CSN Steel Holdings 2, S.L.U., amended in May 2015.

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•           Exclusive funds

	Equity interests (%)
Exclusive funds	9/30/2015	12/31/2014	Core business
Direct interest: full consolidation
Diplic - Private credit balanced mutual fund	100.00	100.00	Investment fund
Mugen - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund (*)	100.00		Investment fund

(*) In March 2015, the Company made a partial spin-off of certain financial assets, from Diplic fund to VR1 fund, both managed by BTG Pactual Serviços Financeiros S.A. DTVM.

3.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	9/30/2015	12/31/2014	9/30/2015	12/31/2014
Current
Cash and cash equivalents
Cash and banks	493,437	192,595	17,363	14,638

Short-term investments
In Brazil:
Government securities	412,151	246,407	292,602	205,304
Private securities	2,031,310	486,730	1,992,087	264,500
	2,443,461	733,137	2,284,689	469,804
Abroad:
Time deposits	4,662,464	7,760,289	51,090	2,661,951
Total short-term investments	7,105,925	8,493,426	2,335,779	3,131,755
Cash and cash equivalents	7,599,362	8,686,021	2,353,142	3,146,393

The funds available in the Company and subsidiaries set up in Brazil are basically invested in investment funds, classified as exclusive, which financial statements were consolidated with the financial statements, consolidated and individual of the Company. The funds include repurchase agreements backed by government and private securities, with fixed rate yield and immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Notes. The funds are managed by BTG Pactual Serviços Financeiros S.A. DTVM and Caixa Econômica Federal and their assets collateralize possible losses on investments and transactions carried out.

A significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits with banks considered by the Company as first rate, bearing fixed rates.

4.     SHORT-TERM INVESTMENTS

The Company has investments in Public and Private securities managed by its exclusive funds that have been qualified as a margin deposits for the forward dollar contracts traded at BM&F Bovespa in the period and detailed in note 12 (b). The carrying amount of these financial investments totaled R$ 627,418 on September 30, 2015. These investments have pre-fixed yield and immediate liquidity.

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5.     TRADE RECEIVABLES

		Consolidated		Parent Company
	9/30/2015	12/31/2014	9/30/2015	12/31/2014
Trade receivables
Third parties
Domestic market	1,041,343	861,518	604,407	548,417
Foreign market	1,213,367	762,935	121,343	87,668
	2,254,710	1,624,453	725,750	636,085
Allowance for doubtful debts	(149,428)	(127,223)	(113,396)	(93,536)
	2,105,282	1,497,230	612,354	542,549
Related parties (Note 17 - b)	197,116	153,737	2,312,798	969,343
	2,302,398	1,650,967	2,925,152	1,511,892

Other receivables
Dividends receivable (Note 17 - b)	74,106	59,470	91,419	67,553
Advances to employees	30,097	32,743	20,412	22,977
Other receivables	10,521	9,876	2,026	2,076
	114,724	102,089	113,857	92,606
	2,417,122	1,753,056	3,039,009	1,604,498

In accordance with CSN’ internal sales policy, the Company performs transactions relating to assignment of receivables without recourse in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN derecognizes the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$191,432 as of September 30, 2015 (R$264,411 as of December 31, 2014), deducted from the trade receivables.

The breakdown of gross trade receivables from third parties is as follows:

		Consolidated		Parent Company
	9/30/2015	12/31/2014	9/30/2015	12/31/2014
Not past due	1,622,204	1,284,824	481,583	464,322
Past-due up to 180 days	474,244	236,843	118,082	90,612
Past-due over 180 days	158,262	102,786	126,085	81,151
	2,254,710	1,624,453	725,750	636,085

The changes in the Company’s allowance for doubtful debts are as follows:

		Consolidated		Parent Company
	9/30/2015	12/31/2014	9/30/2015	12/31/2014
Opening balance	(127,223)	(114,172)	(93,536)	(88,518)
Estimated losses	(30,552)	(25,305)	(25,325)	(15,915)
Recovery of receivables	8,347	12,254	5,465	10,897
Closing balance	(149,428)	(127,223)	(113,396)	(93,536)

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6.     INVENTORIES

		Consolidated		Parent Company
	9/30/2015	12/31/2014	9/30/2015	12/31/2014
Finished goods	1,411,581	1,270,182	911,488	794,223
Work in progress	1,030,005	858,811	875,790	733,759
Raw materials	1,304,408	1,006,620	571,310	621,450
Storeroom supplies	976,077	949,062	845,235	825,983
Iron ore	87,679	147,699	87,679	147,699
Advances to suppliers	3,743	2,329	1,176	1,741
(-) Provision for losses	(106,328)	(112,581)	(82,456)	(88,056)
	4,707,165	4,122,122	3,210,222	3,036,799

Changes in the allowance for inventory losses are as follows:

		Consolidated		Parent Company
	9/30/2015	12/31/2014	9/30/2015	12/31/2014
Opening balance	(112,581)	(102,185)	(88,056)	(83,426)
Provision for losses on/reversals of slow-moving and obsolete inventories (Note 22)	6,253	(10,396)	5,600	(4,630)
Closing balance	(106,328)	(112,581)	(82,456)	(88,056)

7.     OTHER CURRENT AND NON-CURRENT ASSETS

The groups of other current and non-current assets are comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	9/30/2015	12/31/2014	9/30/2015	12/31/2014	9/30/2015	12/31/2014	9/30/2015	12/31/2014
Judicial deposits (Note 15)			329,784	288,804			273,535	239,902
Credits with the PGFN (1)			86,176	81,792			86,176	81,792
Recoverable taxes (2)	636,118	598,497	318,820	155,616	464,757	453,258	243,184	88,046
Prepaid expenses	25,126	36,226	29,490	33,323	14,714	24,151	13,508	15,620
Actuarial asset - related party (Note 17 b)			97,189	97,173			97,189	96,914
Derivative financial instruments (Note 12 I)	8,765	174,611
Exclusive fund quotas (3)						144,018
Securities held for trading (Note 12 I)	10,763	13,798			10,644	9,451
Ore inventory (4)			144,483	144,483			144,483	144,483
Northeast Investment Fund - FINOR			8,452	8,452			8,452	8,452
Other receivables (Note 12 I)			1,012	1,347			1,463	1,450
Loans with related parties (Note 17 b)	144,053	517,493	198,921	117,357	64,555	106,218	149,562	52,619
Other receivables from related parties (Note 17 b)	12,660	15,780	29,020	7,037	83,822	168,035	334,062	329,330
Other	18,119	17,898	12,632	12,036			12,432	11,770
	855,604	1,374,303	1,255,979	947,420	638,492	905,131	1,364,046	1,070,378

1. Refers to the excess judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).

2. Refers mainly to taxes (PIS/COFINS) and State VAT (ICMS) on the acquisition of fixed assets which will be recovered over a 48-month period, and income tax and social contribution for offset.

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3. Refers to derivatives transactions managed by exclusive funds.

4. Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating in the second half of 2017.

8.     INVESTMENTS

The information related to the activities of subsidiaries, joint ventures, joint operations, associates and other investments did not have changes in relation to that disclosed in the Company's financial statements as of December 31, 2014, except for the events mentioned below and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of September 30, 2015.

•         Events occurred in 2015

•         Merger of CSN Cimentos

As disclosed in Significant Event in April 9th 2015, the Company has proposed the merger of its subsidiary CSN Cimentos S.A. with the net assets of R$ 1,109,662,  as of March 31, 2015, resulting in the optimization of processes and maximize results by focusing on a single organizational structure of all commercial activities and administrative of the two entities. At the Annual an Extraordinary Shareholders´ Meeting, held on April 30th, 2015, was approved the merger with effect as from May 1st, 2015 and as a result of the operation, CSN Cimentos was extinguished and CSN assumed all its assets, rights and obligations.

The table below shows the allocation of net assets incorporated into the balance sheet of CSN:

	3/31/2015	5/01/2015
	Amount - Appraisal Report	Closing balance
Cash and cash equivalents	122,081	129,745
Trades receivable	429,450	433,542
Inventories	23,617	21,814
Deferred taxes	54,781	29,042
Other current assets and non current assets	30,030	21,452
Available-for-sale investments	119,811	93,564
Property, plant and equipment and Intangible assets	397,768	397,570
Trade payables	(31,041)	(30,180)
Other current liabilities and non current liabilities	(36,835)	(35,544)
Net assets	1,109,662	1,061,005

Divestment plan

With the primary goal of reducing financial leverage, the Company´s Management is committed to a plan of disposal of assets and believes that a portion of these assets will be sold within 12 months as from September 30, 2015; however, it is not possible to confirm that the sale is highly probable for any of the considered assets, within these 12 months period. The Company considers several sales scenarios that vary according to different macroeconomic and operating assumptions. In this context, the Company did not segregate and not reclassified these assets in the financial statements as discontinued operations in accordance with the CPC 31 (IFRS 5).

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8.a) Direct equity interests in subsidiaries, joint ventures, joint operations, associates and other investments

								9/30/2015				12/31/2014	9/30/2014
Companies		Number of
		shares held by CSN			Assets	Liabilities		Profit		Assets	Liabilities		Profit
		in units)%					Shareholders'	(loss)%				Shareholders'	(loss)
				Direct equity			equity	for the period	Direct equity			equity	for the period
		Common	Preferred	interest					interest
Subsidiaries

CSN Islands VII Corp.		20,001,000		100.00	7,948,246	7,972,916	(24,670)	328,851	100.00	7,214,810	7,568,331	(353,521)	245,117
CSN Islands VIII Corp.	(*)												(183)
CSN Islands IX Corp.		3,000,000		100.00	2,371		2,371	451	100.00	1,113,075	1,111,155	1,920	(133)
CSN Islands X Corp.		1,000		100.00	22	94,109	(94,087)	(32,475)	100.00	20	61,633	(61,613)	(3,659)
CSN Islands XI Corp.		50,000		100.00	3,268,651	3,269,631	(980)	(9,423)	100.00	2,236,207	2,227,764	8,443	145
CSN Islands XII Corp.		1,540		100.00	2,896,843	3,978,979	(1,082,136)	(424,313)	100.00	2,000,851	2,658,674	(657,823)	(111,941)
CSN Minerals S.L.U.		3,500		100.00	5,844,304	1,936	5,842,368	1,706,367	100.00	4,151,169	15,169	4,136,000	(208,053)
CSN Export Europe, S.L.U.		3,500		100.00	1,414,743	7,281	1,407,462	479,614	100.00	930,973	3,125	927,848	20,850
CSN Metals S.L.U.		16,504,020		100.00	1,238,442	5,618	1,232,824	418,072	100.00	846,160	31,408	814,752	58,579
CSN Americas S.L.U.		3,500		100.00	2,207,066	1,808	2,205,258	476,174	100.00	1,588,221	23,490	1,564,731	(36,237)
CSN Steel S.L.U.		22,042,688		100.00	2,831,028	1,887,047	943,981	(447,342)	100.00	2,152,431	1,274,343	878,088	(23,320)
Sepetiba Tecon S.A.		254,015,052		99.99	387,732	126,426	261,306	25,359	99.99	358,321	122,778	235,543	16,524
Mineração Nacional S.A.		999,999		99.99	2,092	3	2,089	72	99.99	1,097	22	1,075	59
Estanho de Rondônia S.A.		51,665,047		99.99	32,061	19,429	12,632	(8,446)	99.99	35,101	14,023	21,078	(9,537)
Cia Metalic Nordeste		92,459,582		99.99	175,198	36,467	138,731	6,009	99.99	187,571	34,849	152,722	196
Companhia Metalúrgica Prada		78,283,207		99.99	647,997	538,115	109,882	(80,629)	99.99	618,212	427,701	190,511	(74,332)
CSN Cimentos S.A.								20,012	100.00	1,088,997	64,652	1,024,345	66,619
Congonhas Minérios S.A.		64,610,862		99.99	1,962,004	1,988,858	(26,854)	(10,252)	99.99	1,996,460	2,012,062	(15,602)	(4,662)
CSN Energia S.A.		43,149		99.99	85,256	12,623	72,633	13,363	99.99	73,569	14,299	59,270	61,909
FTL - Ferrovia Transnordestina Logística S.A.		353,190,644		89.79	565,292	232,769	332,523	(6,290)	88.41	566,259	272,513	293,746	(2,397)
Companhia Florestal do Brasil		21,120,514		99.99	32,728	13,187	19,541	(1,435)	99.99	29,471	8,495	20,976	(70)
Nordeste Logística				99.99	100		100
Joint-venture
Nacional Minérios S.A.	(**)	285,040,443		60.00	10,647,146	428,084	10,219,062	1,214,794	60.00	10,113,587	642,561	9,471,026	432,646
Itá Energética S.A.		253,606,846		48.75	310,764	25,534	285,230	4,940	48.75	316,345	14,618	301,727	2,609
MRS Logística S.A.		52,414,154	40,301,916	27.27	2,142,331	1,324,946	817,385	55,544	27.27	1,959,145	1,182,454	776,691	82,396
CBSI - Companhia Brasileira de Serviços de Infraestrutura		1,876,146		50.00	15,447	13,939	1,508	(1,973)	50.00	18,678	15,196	3,482	(84)
CGPAR - Construção Pesada S.A.		50,000		50.00	53,320	40,845	12,475	5,915	50.00	61,689	55,129	6,560	9,115
Transnordestina Logística S.A.		22,761,085	1,397,545	61.64	4,410,867	3,133,858	1,277,009	(23,158)	62.64	4,115,120	2,818,184	1,296,936	(19,209)
Fair Value alocado à TLSA na perda de controle							659,105					659,105
Associates
Arvedi Metalfer do Brasil		27,239,971		20.00	62,358	53,212	9,146	(7,582)	20.00	60,101	44,429	15,672	(1,624)
					49,184,409	25,207,620	24,635,894	3,702,219		43,833,640	22,719,057	21,773,688	501,323
Classified as available-for-sale
Usiminas							942,156					1,340,896
Panatlântica							24,179					31,589
							966,335					1,372,485
Other investments
Profits on subsidiaries' inventories							(86,048)	14,574				(100,622)	(28,910)
Other							65,015	1,209				65,019	(1,406)
							(21,033)	15,783				(35,603)	(30,316)
Total investments							25,581,196	3,718,002				23,110,570	471,007

Classification of investments in the balance sheet
Investments in assets							26,809,924					24,199,129
Investments with negative equity							(1,228,728)					(1,088,559)
							25,581,196					23,110,570

The number of shares, the balances of assets, liabilities and shareholders' equity, and the amounts of profit or loss for the period refer to the equity interests held by CSN in those companies.

(*) Company extinguished in 2014.

(**) The assets and liabilities refer to the consolidated balance sheet for the stake held by CSN.

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8.b) Changes in investments in subsidiaries, joint ventures, joint operations, associates, and other investments

		Consolidated		Parent Company
	9/30/2015	12/31/2014	9/30/2015	12/31/2014
Opening balance of investments	13,665,453	13,487,023	24,199,129	27,005,592
Opening balance of provision for impairment loss			(1,088,559)	(1,231,511)
Capital increase/acquisition of shares	3,229	10,279	86,401	93,960
Capital reduction (1)	(466,758)		(487,758)	(3,120,344)
Dividends	(14,678)	395,307	(36,299)	275,731
Comprehensive income (2)	(474,459)	(970,266)	251,285	(1,011,188)
Equity pickup (3)	1,238,277	743,119	3,718,002	1,098,243
Parent Company Incorporation			(1,061,005)
Other	7	(9)		87
Closing balance of investments	13,951,071	13,665,453	26,809,924	24,199,129
Closing balance of provision for impairment loss			(1,228,728)	(1,088,559)
Total	13,951,071	13,665,453	25,581,196	23,110,570

1.   Refers to capital reduction in the companies Nacional Minérios S.A. and Cia Metalic Nordeste, in 2015. In 2014, refers to capital reduction in the subsidiaries CSN Steel, CSN Americas, CSN Metals, CSN Minerals and CSN Export.

2.   Refers to the mark-to-market of investments classified as available for sale and translation to the reporting currency of the foreign investments, the functional currency of which is not the Brazilian reais.

3.   The table below shows the reconciliation of the equity in results of affiliated companies included on investment balance with the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies:

		Consolidated
	9/30/2015	12/31/2014
Equity in results of affiliated companies
Nacional Minérios S.A.	1,214,794	673,060
MRS Logística S.A.	55,372	102,476
CBSI - Companhia Brasileira de Serviços de Infraestrutura	(1,971)	572
Transnordestina	(23,393)	(27,465)
Arvedi Metalfer do Brasil	(6,525)	(5,524)
	1,238,277	743,119
Eliminations
To cost of sales	(29,678)	(45,812)
To net revenues	(4,403)	50,261
To finance expenses (a)		(628,629)
To taxes	11,588	212,221
Adjusted equity pickup of joint ventures	1,215,784	331,160

(a)    As disclosed in note 8 (c) and note 17 (b), the Company signed an investment agreement for the new strategic alliance with the Asian Consortium. As a result, Namisa suspended the recognition of interest on the advances made for the operational agreements between CSN and Namisa.

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8.c) Investments in joint ventures and joint operations

The balances of the balance sheets and income statements of the companies under shared control are stated below and refer to 100% of the companies´ profit/loss :

	9/30/2015										12/31/2014
	Joint-Venture				Joint-Operation		Joint-Venture				Joint-Operation
Equity interest (%)	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	60.00%	27.27%	50.00%	61.64%	48.75%	50.00%	60.00%	27.27%	50.00%	62.64%	48.75%	50.00%
Balance sheet
Current assets
Cash and cash equivalents	6,269,694	741,936	2,016	74,654	46,634	18,463	5,499,139	266,905	925	511,586	31,436	27,253
Advances to suppliers	113,318	13,480	1,428		244	71	250,469	13,994	98		364	337
Other current assets	459,010	392,126	22,262	66,085	16,319	36,616	309,054	532,016	30,164	54,196	15,859	32,146
Total current assets	6,842,022	1,147,542	25,706	140,739	63,197	55,150	6,058,662	812,915	31,187	565,782	47,659	59,736
Non-current assets
Advances to suppliers	9,322,903						9,236,170
Other non-current assets	141,825	641,291	89	273,184	31,395	10,457	129,504	503,849	86	253,307	32,371	85
Investments, PP&E and intangible assets	1,438,494	6,067,339	5,099	6,741,754	542,872	41,032	1,431,643	5,867,645	6,083	5,750,208	568,883	63,557
Total non-current assets	10,903,222	6,708,630	5,188	7,014,938	574,267	51,489	10,797,317	6,371,494	6,169	6,003,515	601,254	63,642
Total assets	17,745,244	7,856,172	30,894	7,155,677	637,464	106,639	16,855,979	7,184,409	37,356	6,569,297	648,913	123,378

Current liabilities
Borrowings and financing	4,687	531,920		156,527		13,297	368,818	382,332		187,331		25,520
Other current liabilities	482,805	746,541	27,832	272,208	50,569	51,400	429,345	851,850	27,718	84,594	29,986	52,744
Total current liabilities	487,492	1,278,461	27,832	428,735	50,569	64,697	798,163	1,234,182	27,718	271,925	29,986	78,264
Non-current liabilities
Borrowings and financing	26,077	3,128,146		4,480,271		15,089	29,541	2,657,635		4,223,796		23,443
Other non-current liabilities	199,905	452,122	46	175,000	1,808	1,903	243,231	444,379	2,674	3,172		8,551
Total non-current liabilities	225,982	3,580,268	46	4,655,271	1,808	16,992	272,772	3,102,014	2,674	4,226,968		31,994
Shareholders’ equity	17,031,770	2,997,443	3,016	2,071,671	585,087	24,950	15,785,044	2,848,213	6,964	2,070,404	618,927	13,120
Total liabilities and shareholders’ equity	17,745,244	7,856,172	30,894	7,155,677	637,464	106,639	16,855,979	7,184,409	37,356	6,569,297	648,913	123,378

	01/01/2015 to 9/30/2015										01/01/2015 to 9/30/2014
	Joint-Venture				Joint-Operation		Joint-Venture				Joint-Operation
Equity interest (%)	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	60.00%	27.27%	50.00%	61.64%	48.75%	50.00%	60.00%	27.27%	50.00%	62.68%	48.75%	50.00%
Statements of Income
Net revenue	596,763	2,287,354	114,090		114,267	137,581	1,218,791	2,320,733	111,898	14	104,222	204,572
Cost of sales and services	(442,631)	(1,558,434)	(110,816)		(63.,82)	(104,783)	(970,154)	(1,563,603)	(105,780)		(64,304)	(171,723)
Gross profit	154,132	728,920	3,274		50,385	32,798	248,637	757,130	6,118	14	39,918	32,849
Operating (expenses) income	(109,408)	(202,924)	(6,363)	(24,894)	(37,186)	(12,531)	(169,508)	(187,972)	(6,397)	(19,345)	(34,295)	(3,192)
Finance income (costs), net	2,052,095	(213,520)	(856)	(12,675)	2,125	(1,351)	1,058,652	(109,858)	170	(11,318)	2,562	(899)
Income before income tax and social contribution	2,096,819	312,476	(3,945)	(37,569)	15,324	18,916	1,137,781	459,300	(109)	(30,649)	8,185	28,758
Current and deferred income tax and social contribution	(72,162)	(108,791)			(5,191)	(7,086)	(416,704)	(157,146)	(59)		(2,832)	(10,529)
Profit / (loss) for the period	2,024,657	203,685	(3,945)	(37,569)	10,133	11,830	721,077	302,154	(168)	(30,649)	5,353	18,229

(*) Refer to the consolidated balances and profit or loss of Nacional Minérios S. A.

•       NACIONAL MINÉRIOS S.A. - (“Namisa”)

New strategic alliance with the Asian Consortium

On December 11, 2014, CSN’s Board of Directors approved the formation of a strategic alliance with the Asian Consortium (“JKTC”).

This transaction consists of creating a partnership between CSN and the JKTC, under which the JKTC will contribute its 40% stake in Namisa to Congonhas Minérios S.A. (“Congonhas Minérios”), a non-operating subsidiary of CSN, and to which CSN will contribute its Casa de Pedra iron ore mine, its 60% stake in Namisa, its 8.63% stake in MRS, and the assets of and the rights to manage and operate the TECAR Port concession.

After closing the deal, CSN and the JKTC will hold approximately 88.25% and 11.75% of the share capital of Congonhas Minérios, respectively.

These percentages were set considering the valuation of the entities´ net assets that will compose Congonhas Minérios and adjustments resulting from negotiations between CSN and JKTC involving the extinction of existing operating agreements between CSN and Namisa. As usual in transactions of this nature, in its closing will be held cash adjustments, debt and working capital.

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The transaction also provides for an earn-out mechanism, under which a qualifying liquidity event occurring within certain valuation parameters and a given period of time agreed after the transaction is closed could dilute the Consortium’s equity interest in Congonhas Minérios from 11.75% up to 8.21%.

The transaction’s primary purpose is to capture synergies among the businesses involved in this reorganization and generate shareholder value to create a world-class company. The main synergies identified are related to procedure optimization, increasing operation efficiencies and cutting operating costs, and capital expansion.

A portion of Congonhas Minérios’ iron ore production will be sold to members of the JKTC and CSN. These rights are laid down in long-term supply agreements.

The closing of the transaction is subject to the parties reaching a consensus on a business plan, regulatory approvals by antitrust authorities and the governmental authorities responsible for regulating mining and ports rights, and other precedent conditions usual in this type of transaction. The closing date is scheduled for the end of 2015.

If the transaction described above is not completed by the mentioned closing date (end of 2015), some obligations, the terms and conditions of the operation established in the agreements signed between the Company and JKTC in the year 2008, which remain suspended as a result of the transaction signing, will again be in force.

The shareholders' agreement signed in 2008 provides that certain situations of standstill between the shareholders and not resolved after mediation and negotiation procedures between the parties´ executives may give rise to the Company's right to exercise call option and the consortium´s right to exercise put option of its stake in Namisa.

Other agreements signed in order to enable this association in 2008, among the share purchase agreement as well as the long-term operating agreements between Namisa and the Company, provide for certain obligations that if not accomplished or resolved in the deadlines can give rise to, in certain situations, to the aggrieved party´s right to exercise put option or purchase, as appropriate, the shareholding of the JKTC in Namisa.

Any of these events can generate a significant disbursement that may have adverse effect on the Company.

9.     PROPERTY, PLANT AND EQUIPMENT

The information related to property, plant and equipment did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014.

							Consolidated
	Land	Buildings	Machinery. equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2014	216,458	2,432,450	10,499,676	36,633	2,243,967	194,956	15,624,140
Cost	216,458	3,021,437	16,791,750	167,410	2,243,967	414,276	22,855,298
Accumulated depreciation		(588,987)	(6,292,074)	(130,777)		(219,320)	(7,231,158)
Balance at December 31, 2014	216,458	2,432,450	10,499,676	36,633	2,243,967	194,956	15,624,140
Effect of foreign exchange differences	19,350	60,378	263,215	1,344	6,699	6,919	357,905
Acquisitions		554	243,098	2,104	1,447,331	10,706	1,703,793
Capitalized interest (Notes 23 and 27)					116,122		116,122
Write-offs (note 22)			(873)	(14)	(3,827)	(59)	(4,773)
Depreciation		(71,940)	(726,754)	(4,437)		(18,160)	(821,291)
Transfers to other asset categories	22,128	229,886	401,278	28	(655,365)	2,045
Transfers to intangible assets					(1,782)		(1,782)
Other		(5,723)	(58,891)		17,464	1,927	(45,223)
Balance at September 30, 2015	257,936	2,645,605	10,620,749	35,658	3,170,609	198,334	16,928,891
Cost	257,936	3,343,050	17,832,170	176,837	3,170,609	445,923	25,226,525
Accumulated depreciation		(697,445)	(7,211,421)	(141,179)		(247,589)	(8,297,634)
Balance at September 30, 2015	257,936	2,645,605	10,620,749	35,658	3,170,609	198,334	16,928,891

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							Parent Company
	Land	Buildings	Machinery. equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2014	110,181	1,786,572	8,882,070	29,036	2,118,097	183,338	13,109,294
Cost	110,181	2,003,303	13,877,027	136,041	2,118,097	301,835	18,546,484
Accumulated depreciation		(216,731)	(4,994,957)	(107,005)		(118,497)	(5,437,190)
Balance at December 31, 2014	110,181	1,786,572	8,882,070	29,036	2,118,097	183,338	13,109,294
Acquisitions			224,681	1,326	1,370,613	612	1,597,232
Merger of subsidiaries	1,400	214,879	175,298	561	13	4,713	396,864
Capitalized interest (Notes 23 and 27)					116,122		116,122
Write-offs (note 22)			(37)	(14)	(3,827)	(57)	(3,935)
Depreciation		(44,354)	(589,131)	(3,636)		(8,183)	(645,304)
Transfers to other asset categories	22,128	199,701	365,362	11	(587,288)	86
Transfers to intangible assets					(563)		(563)
Other		(5,723)	(57,674)		17,539	615	(45,243)
Balance at September 30, 2015	133,709	2,151,075	9,000,569	27,284	3,030,706	181,124	14,524,467
Cost	133,709	2,434,831	14,566,070	138,452	3,030,706	304,594	20,608,362
Accumulated depreciation		(283,756)	(5,565,501)	(111,168)		(123,470)	(6,083,895)
Balance at September 30, 2015	133,709	2,151,075	9,000,569	27,284	3,030,706	181,124	14,524,467

 (*) Refer basically to railway assets such as courtyards, tracks and railway sleepers, and leasehold improvements, vehicles, hardware, mines and ore deposits, and spare part inventories.

The breakdown of the projects comprising construction in progress is as follows:

						Consolidated
	Project description	Start date	Completion date		9/30/2015	12/31/2014
Logistics
	Current investments for maintenance of current operations.				74,606	45,522
					74,606	45,522
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2017	(1)	1,186,967	462,075
	Expansion of TECAR export capacity.	2009	2019/2020	(2)	397,404	332,394
	Current investments for maintenance of current operations.				74,438	60,236
					1,658,809	854,705
Steel
	Construction of a long steel plant to produce rebar and machine wire.	2008	2016	(3)	105,213	95,991
	Implementation of the AF#3’s gas pressure recovery.	2006	2015		386	1,140
	Expansion of the service center/Mogi.	2013	2015	(4)	11,370	46,993
	Current investments for maintenance of current operations.				294,515	159,499
					411,484	303,623
Cement
	Construction of cement plants.	2011	2015/2016	(5)	1,018,473	1,030,938
	Current investments for maintenance of current operations.				7,237	9,179
					1,025,710	1,040,117
					3,170,609	2,243,967

(1)  Expected date for completion of the Central Plant Stage 1 and Magnetic Separators;

(2)  Expected date for completion of the 60 Mtpa stage;

(3) Refers to advance for construction of two new plants, which were converted to a contract of supply of equipment for use in steelmaking operation, in the third quarter of 2015;

(4) Expected date for completion of Service Center/Mogi;

(5) Expected date for completion of Minas Gerais unit.

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In the last quarter of 2014 the management conducted a review of useful lives for all the Company's units. Due to the current investment maintenance in the industrial facilities equipment, the useful life of machinery and equipment has increased due to this review. Therefore, the estimated useful lives for the current year are as follows:

		Consolidated		Parent Company
	9/30/2015	9/30/2014	9/30/2015	9/30/2014
Buildings	43	43	42	41
Machinery, equipment and facilities	18	14	18	13
Furniture and fixtures	10	11	11	11
Other	29	26	13	18

9.a) Depreciation and amortization expense:

Additions to depreciation, amortization and depletion for the period were distributed as follows:

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2015	09/30/2014	9/30/2015	09/30/2014
Production cost	810,695	889,896	278,786	320,077
Selling expenses	7,008	6,755	2,378	2,308
General and administrative expenses	10,008	10,688	3,369	3,360
	827,711	907,339	284,533	325,745
Other operating expenses (*)	29,426	27,216	10,949	8,657
	857,137	934,555	295,482	334,402

				Parent Company
	Nine-month period ended		Thee-month period ended
	9/30/2015	09/30/2014	9/30/2015	09/30/2014
Production cost	640,172	734,750	223,487	266,327
Selling expenses	5,577	5,162	1,919	1,773
General and administrative expenses	6,203	7,018	1,990	2,152
	651,952	746,930	227,396	270,252
Other operating expenses (*)		714
	651,952	747,644	227,396	270,252

(*) Refers to the depreciation of unused equipment and intangible assets amortization, see note 22.

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10.   INTANGIBLE ASSETS

The information related to intangible assets did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of September 30, 2015.

	Consolidated						Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Other	Total	Goodwill	Software	Total
Balance at December 31, 2014	407,434	347,115	79,867	109,052	185	943,653	13,091	75,825	88,916
Cost	666,768	415,964	153,080	109,052	185	1,345,049	14,135	110,241	124,376
Accumulated amortization	(150,004)	(68,849)	(73,213)			(292,066)	(1,044)	(34,416)	(35,460)
Adjustment for accumulated recoverable value	(109,330)					(109,330)
Balance at December 31, 2014	407,434	347,115	79,867	109,052	185	943,653	13,091	75,825	88,916
Effect of foreign exchange differences		122,624	214	40,819	69	163,726
Acquisitions and expenditures			362		78	440
Merger of subsidiary								706	706
Transfer of property. plant and equipment			860		922	1,782		563	563
Amortization		(28,178)	(7,668)			(35,846)		(6,648)	(6,648)
Balance at September 30, 2015	407,434	441,561	73,635	149,871	1,254	1,073,755	13,091	70,446	83,537
Cost	666,768	571,664	167,877	149,871	1,254	1,557,434	14,135	112,368	126,503
Accumulated amortization	(150,004)	(130,103)	(94,242)			(374,349)	(1,044)	(41,922)	(42,966)
Adjustment for accumulated recoverable value	(109,330)					(109,330)
Balance at September 30, 2015	407,434	441,561	73,635	149,871	1,254	1,073,755	13,091	70,446	83,537

11.   BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

	Consolidated					Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		9/30/2015	12/31/2014	9/30/2015	12/31/2014	9/30/2015	12/31/2014	9/30/2015	12/31/2014
FOREIGN CURRENCY
Prepayment	1% to 3.5%	224,548	346,719	3,904,036	2,338,327	224,548	76,642	3,904,036	2,323,290
Prepayment	3.51% to 8%	37,849	12,411	2,562,521	1,713,249	113,938	158,915	9,877,821	6,869,730
Perpetual bonds	7%	5,408	3,615	3,972,900	2,656,200
Fixed rate notes	4.14% to 10%	57,426	1,236,634	7,413,491	4,996,352	87,346	1,187,610	4,127,090	1,593,720
Intercompany bonds	6M Libor + 2.25% and 3%					1,274,059	73,839	2,173,611	910,983
Other	1.2% to 8%	114,830	51,634	443,653	387,240
		440,061	1,651,013	18,296,601	12,091,368	1,699,891	1,497,006	20,082,558	11,697,723
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 3.2% and fixed rate of 2.5% to 10%	45,543	85,373	994,717	965,849	20,305	48,308	924,682	879,681
Debentures	105.8% to 111.2% of CDI	38,368	847,411	1,750,000	1,550,000	38,368	847,411	1,750,000	1,550,000
Prepayment	106.5% to 110.79% of CDI and fixed rate of 8%	357,634	118,870	5,200,000	5,345,000	355,267	93,087	3,200,000	3,345,000
CCB	112.5% of CDI	73,174	101,841	7,200,000	7,200,499	73,174	101,841	7,200,000	7,200,000
Intercompany bonds	110.79% of CDI					667,222	148,686	1,204,843	1,759,474
Other		8,463	9,422	12,374	11,549	1,254	2,258
		523,182	1,162,917	15,157,091	15,072,897	1,155,590	1,241,591	14,279,525	14,734,155
Total borrowings and financing		963,243	2,813,930	33,453,692	27,164,265	2,855,481	2,738,597	34,362,083	26,431,878
Transaction costs and issue premiums		(22,868)	(23,406)	(87,131)	(71,410)	(20,049)	(18,362)	(77,253)	(61,966)
Total borrowings and financing + transaction costs		940,375	2,790,524	33,366,561	27,092,855	2,835,432	2,720,235	34,284,830	26,369,912

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The balances of prepaid related parties borrowings total R$7,391,389 as of September 30, 2015 (R$5,302,985 as of December 31, 2014) and the balances of Fixed Rate Notes and related parties Bonds total R$4,214,436 (R$2,781,330 as of December 31, 2014), see note 17b.

•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of September 30, 2015, the inflation-adjusted principal of long-term borrowings, financing and debentures by maturity year is as follows:

		Consolidated		Parent Company
2016	317,907	1%	398,230	1%
2017	1,465,486	4%	3,912,050	11%
2018	5,792,876	17%	5,447,028	16%
2019	7,950,205	24%	6,092,530	18%
2020	8,970,600	27%	5,204,240	15%
After 2021	4,983,718	15%	13,308,005	39%
Perpetual bonds	3,972,900	12%
	33,453,692	100%	34,362,083	100%

•       Debt renegotiation

In September 2015, the Company completed the lengthening of part of its debts with Caixa Economica Federal amounting to R$ 2.57 billion, and with Banco do Brasil SA, amounting to R$ 2.208 billion, changing the maturities scheduled for the years 2016 and 2017 for the period between 2018 and 2022, in installments equally distributed.

•       Amortizations and new borrowings, financing and debentures

The table below shows the amortizations and new funding in the current period:

		Consolidated		Parent Company
	9/30/2015	12/31/2014	9/30/2015	12/31/2014
Opening balance	29,883,379	27,746,430	29,090,147	25,249,354
Funding transactions	975,122	1,907,479	2,694,533	3,401,090
Repayment	(2,386,814)	(1,288,046)	(1,485,668)	(1,338,772)
Charges - payments	(2,466,731)	(2,401,241)	(2,074,153)	(2,084,300)
Charges - provision	2,230,160	2,524,849	2,237,501	2,309,311
Buyback of debt securities	(40,671)	(172,432)
Other	6,112,491	1,566,340	6,657,902	1,553,464
Closing balance	34,306,936	29,883,379	37,120,262	29,090,147

(*) Includes foreign exchange and monetary variations.

•       Loans raised

In 2015, the Group contracted with Banco do Brasil the amount of R$975,122, which was basically a promissory note in the amount of R$ 100,000 amortized in September 2015 and an export prepayment in the amount of R$200,000, maturing in December 2017. Issued 20,000 debentures, in a single, unsecured and non-convertible series totaled R$200,000, maturing in March 2022 with early redemption option. Also, contracted with Caterpillar Financial Services an export prepayment agreement in the amount of R$468,938, maturing in March 2020.

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•       Amortization

In 2015, the Group amortized the amount of R$4,853,545 (principal and interest), being basically R$1,693,814 of Fixed Rate Notes, R$1,124,613 of export prepayment, R$1,013,539 of Debentures, R$103,620 of promissory notes with Banco do Brasil and R$778,637 of CCB.

•       Guarantees provided

Guarantees provided for the borrowings comprise property, plant and equipment items and sureties and do not include guarantees provided for subsidiaries and jointly controlled entities. As of September 30, 2015, the amount of the borrowing is R$1,254 (R$2,256 as of December 31, 2014).

The Company’s borrowing and financing agreements with BNDES contain some covenants that are usual in agreements of this nature and the Company is compliant with them as of September 30, 2015.

12.   FINANCIAL INSTRUMENTS

The information related to the accounting policies applied to financial instruments did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of September 30, 2015.

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. Additionally, it also carries out transactions involving derivative financial instruments, especially exchange and interest rate swaps.

•           Classification of financial instruments

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Consolidated		9/30/2015					12/31/2014
	Notes	Available-for-sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available-for-sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances

Assets
Current assets
Cash and cash equivalents	3			7,599,362		7,599,362			8,686,021		8,686,021
Short-term investments - margin deposit	4			627,418		627,418
Trade receivables, net	5			2,302,398		2,302,398			1,650,967		1,650,967
Derivative financial instruments	7		8,765			8,765		174,611			174,611
Trading securities	7		10,763			10,763		13,798			13,798
Loans - related parties	7			144,053		144,053			517,493		517,493
Total			19,528	10,673,231		10,692,759		188,409	10,854,481		11,042,890

Non-current assets
Other trade receivables	7			1,012		1,012			1,347		1,347
Investments		966,335				966,335	1,441,032				1,441,032
Short-term investments									34,874		34,874
Loans - related parties	7			198,921		198,921			117,357		117,357
Total		966,335		199,933		1,166,268	1,441,032		153,578		1,594,610

Total assets		966,335	19,528	10,873,164		11,859,027	1,441,032	188,409	11,008,059		12,637,500

Liabilities
Current liabilities
Borrowings and financing	11				963,243	963,243				2,813,930	2,813,930
Derivative financial instruments	13		79,197			79,197		65			65
Trade payables					1,723,865	1,723,865				1,638,505	1,638,505
Dividends and interest on capital					2,264	2,264				277,097	277,097
Total			79,197		2,689,372	2,768,569		65		4,729,532	4,729,597

Non-current liabilities
Borrowings and financing	11				33,453,692	33,453,692				27,164,265	27,164,265
Derivative financial instruments	13							21,301			21,301
Total					33,453,692	33,453,692		21,301		27,164,265	27,185,566

Total liabilities			79,197		36,143,064	36,222,261		21,366		31,893,797	31,915,163

•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss classified according to their fair value hierarchy: :

Consolidated			9/30/2015			12/31/2014
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current assets
Financial assets at fair value through profit or loss
Derivative financial instruments		8,765	8,765		174,611	174,611
Trading securities	10,763		10,763	13,798		13,798
Non-current assets
Available-for-sale financial assets
Investments	966,335		966,335	1,441,032		1,441,032
Total assets	977,098	8,765	985,863	1,454,830	174,611	1,629,441

Liabilities
Current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		79,197	79,197		65	65
Non-current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments					21,301	21,301
Total liabilities		79,197	79,197		21,366	21,366

Level 1 - The data are quoted prices in active markets for identical items of the assets or liabilities being measured.

Level 2 - Includes observable inputs in market such as interest rates, exchange etc., but not prices traded in active markets.

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There are no assets or liabilities classified as Level 3.

II – Investments in financial instruments classified as available for sale and measured at fair value through OCI

Consist mainly of investments in shares acquired in Brazil involving companies considered as top ranked by the Company, which are recognized in non-current assets, and any gains or losses are recognized in shareholders' equity, where they will remain until actual realization of the securities or when any loss is considered unrecoverable.

 Impairment of financial assets classified as available for sale

The Company has investments in common (USIM3) and preferred (USIM5) shares (“Usiminas Shares”), designated as available-for-sale financial assets as they do not meet the criteria to be classified within any of the other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset under line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA). According to Company´s policy, the gains and losses arising from changes in the price of shares are recorded directly in equity under other comprehensive income.

Considering the volatility of the quotations of Usiminas shares, the Company evaluated whether, at the end of the reporting period, there was objective evidence of impairment of these financial assets, i.e., the Company’s management evaluated if the decline in the market value of Usiminas shares should be considered either significant or prolonged. In turn, this valuation requires judgment based on CSN’s policy, prepared according to practices used in the domestic and international markets, and consists of an instrument by instrument analysis based on quantitative and qualitative information available in the market, from the time an instrument shows a drop of 20% or more in its market value or from the time there is a significant drop in its market value as compared to its acquisition price during more than twelve months. If a decline in the market value of the instrument is considered prolonged, the corresponding part previously recorded in other comprehensive income must be registered as impairment loss in the income statement.

As of March 31, 2015 and June 30, 2015, after a decline in the quoted prices of the common shares (USIM5) the Company reclassified the accumulated losses recognized in other comprehensive income, amounting to R$5,555 and R$59,027, net of income tax and social contribution, to profit (loss) for the period, recognizing R$8,417 and R$89,434 in other operating expenses and R$2,862 and R$30,407 in deferred taxes, respectively.

As of September 30, 2015, after a new decline in the quoted prices of the common shares (USIM5) as compared with the quoted prices as of June 30, 2015, the Company reclassified the accumulated losses for the quarter recognized in other comprehensive income, amounting to R$81,016 to profit (loss) for the period, in other operating expenses. Deferred taxes amounting to R$ 27,545 have not been made as detailed in Note 14b.

The Company’s interest in Usiminas has not changed as compared with the percentage disclosed in the financial statements as of December 31, 2014.

•       Share Market risks

The Company is exposed to the risk of changes in share prices due to the investments made and classified as available-for-sale.

According to the Company’s accounting policies, any negative changes in the investment in Usiminas considered significant (impairment) are recognized in profit or loss, and positive changes are recognized in comprehensive income until the investment is realized.

As of September 30, 2015, the amount recognized in comprehensive income for investments available for sale, net of taxes is R$(45,706).

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III -   Financial Risk Management:

As of September 30, 2015, there were no changes in the financial risk management policies in relation to those disclosed in the Company's financial statements for the year ended December 31, 2014.

12.a) Foreign exchange and interest rate risks

•           Exchange rate risk

The exposure arises from the existence of assets and liabilities generated in US dollars or Euro and is denominated natural currency exposure. Net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of September 30, 2015 is as follows:

Foreign Exchange Exposure	(Amounts in US$'000)	(Amounts in €'000)
Cash and cash equivalents overseas	1,177,259	4,728
Trade receivables	194,725	8,762
Other assets	53	12,922
Total assets	1,372,037	26,412
Borrowings and financing	(4,575,544)	(120,801)
Trade payables	(109,802)	(5,335)
Other liabilities	(16,133)	(14,922)
Total liabilities	(4,701,479)	(141,058)
Foreign exchange exposure	(3,329,442)	(114,646)
Notional amount of derivatives contracted. net	1,285,000
Cash flow hedge accounting	1,566,000
		120,000
Net foreign exchange exposure	(478,442)	5,354

•            Interest rate risk

Risk arises from short and long term liabilities with fixed or post fixed interest rates and inflation rates.

Item 12 b) shows the derivatives and hedging strategies to protect exchange and interest rates risks.

12.b) Hedging instruments: derivatives and hedge accounting: :

CSN uses several instruments for protection of foreign currency risk and interest rate risk, as shown in the following topics:

•         Portfolio of derivative financial instruments

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				9/30/2015				31/12/2014			30/09/2015
				Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on finance income (cost) in 2015
Counterparties	Maturity	Functional currency	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)
Santander		Dollar					10,000	30,414	(25,068)	5,346	(18)
Total dollar x CDI swap							10,000	30,414	(25,068)	5,346	(18)

Itaú BBA	10/06/15	Dollar	10,000	39,868	(38,129)	1,739	340,000	900,795	(845,425)	55,370	218,545
HSBC		Dollar					568,000	1,502,936	(1,430,394)	72,542	279,400
HSBC		Dollar					10,000	26,416	(26,481)	(65)	65
Deutsche Bank		Dollar					140,000	370,134	(361,327)	8,807	156,387
Goldman Sachs		Dollar					130,000	344,207	(329,258)	14,949	119,669
Santander		Dollar					30,000	79,224	(77,576)	1,648	12,445
Total dollar x real swap (NDF)			10,000	39,868	(38,129)	1,739	1,218,000	3,223,712	(3,070,461)	153,251	786,511

Bmf	11/03/15	Dollar	1,275,000	2,422	(55,341)	(52,919)					177,788
Total forward dollar			1,275,000	2,422	(55,341)	(52,919)					177,788

HSBC		Euro					30,000	98,688	(96,444)	2,244	33,783
Itaú BBA		Euro					60,000	197,366	(192,888)	4,478	5,885
Total dollar x euro swap (NDF)							90,000	296,054	(289,332)	6,722	39,668

BBVA	10/30/2015 to 1/12/2016	Dollar	17,600	69,673	(70,078)	(405)					(405)
Banco Novo	10/1/2015 to 11/30/2015	Dollar	25,375	100,451	(101,790)	(1,339)	18,009	47,866	(46,481)	1,385	(2,724)
BNPP	11/3/2015 to 3/07/2016	Dollar	56,696	224,440	(216,872)	7,568	31,516	83,768	(80,215)	3,553	4,015
DB		Dollar					30,604	81,343	(77,054)	4,289	(7,325)
Total dollar-to-euro swap			99,671	394,564	(388,740)	5,824	80,129	212,977	(203,750)	9,227	(6,439)

Itaú BBA	03/1/2016	Real	150,000	183,178	(194,155)	(10,977)	150,000	168,496	(177,265)	(8,769)	(2,208)
HSBC	02/05/16 to 03/01/16	Real	185,000	225,106	(239,653)	(14,547)	185,000	206,843	(218,768)	(11,925)	(2,622)
Deutsche Bank	03/1/2016	Real	10,000	12,143	(12,897)	(754)	10,000	11,167	(11,774)	(607)	(147)
Total Fixed rate-to-CDI interest rate swap			345,000	420,427	(446,705)	(26,278)	345,000	386,506	(407,807)	(21,301)	(4,977)

Itaú BBA	03/1/2016	Real	30,000	32,327	(32,097)	230					230
HSBC	02/05/16 to 03/01/16	Real	120,000	129,235	(128,263)	972					972
Total interest rate- to-CDI swap			150,000	161,562	(160,360)	1,202					1,202

				1,018,843	(1,089,275)	(70,432)		4,149,663	(3,996,418)	153,245	993,735

Forward dollar contracts

As part of the hedging strategy of natural exposure to dollar, CSN contracts foreign exchange derivative instruments. As of September 30, 2015 the Company held in its       portfolio forward dollar contracts traded at BM&F Bovespa which totaled the notional amount of US$ 1.275 billion.

These contracts consist in negotiating the exchange rate of Reais to US dollar, for prompt delivery, contracted under Resolution 1.690/90 of the National Monetary Council (CMN) in standard contracts established by BM&F Bovespa. CSN determines the required volume of currency to be purchased in accordance with its foreign exchange management strategy and negotiates a sufficient volume of contracts to achieve this financial volume.

The maturity of the portfolio always occurs on the first business day of the contract´s maturity month, being renewable every 30 days, in average. The contract settlement is exclusively financial, on the due date and occurs daily until the maturity. The position held by the Company is set at the end of each session based on the difference of the day's settlement price (D0) compared to the previous day price (D-1), and is settled on the following day (D+1), according to the rules of BM&F.

For as much as the Company maintains contracts traded on the BM&F Bovespa, it is required by the clearing house a guarantee margin to cover those commitments in these contracts, which is only a percentage of the contract´s total amount. CSN maintains securities linked to this guarantee margin, consisting mainly of government bonds, which will be redeemed after the end position. The amounts of these investments are described in Note 4.

The contracts on the BM&F Bovespa have been carried out to replace the foreign exchange swap contracts (NDF - Non Deliverable Forward) traded in over the counter markets.

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Fixed rate-to-CDI swap

The purpose of this transaction is to peg obligations subject to a post-fixed rate (CDI) to a fixed rate. Basically, the Company contracted swaps for its obligations indexed to CDI, in which it receives interest on the notional amount (long position) and pays a pre-fixed rate on the notional amount of the contract date (short position). The gains and losses on this contract are directly related to CDI fluctuations. In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution.

Dollar x Euro swap

The subsidiary Lusosider has derivative transactions to protect its dollar exposure versus euro.

•         Classification of the derivatives in the balance sheet and statement of income

							09/30/2015
Instruments	Assets			Liabilities			Finance income (expenses), net (Note 23)
	Current	Non-current	Total	Current	Non-current	Total
Dollar - to-CDI swap							(18)
Dollar- to- real swap (NDF)	1,739		1,739				786,511
Forward dollar				52,919		52,919	177,788
Dollar- to- euro swap (NDF)							39,668
Dollar - to- euro swap	5,824		5,824				(6,439)
Fixed rate- to- CDI swap				26,278		26,278	(4,977)
CDI -to- fixed rate swap	1,202		1,202				1,202
	8,765		8,765	79,197		79,197	993,735

						12/31/2014	09/30/2014
Instruments	Assets			Liabilities			Finance income (expenses), net (Note 23)
	Current	Non-current	Total	Current	Non-current	Total
Dollar- to- CDI swap	5,346		5,346				(16,607)
Dollar-to- real swap (NDF)	153,316		153,316	65		65	34,602
Dollar -to-euro swap(NDF)	6,722		6,722				23,570
Dollar -to- euro -swap	9,227		9,227				7,225
Libor -to - CDI swap							(943)
Fixed rate-to- CDI swap					21,301	21,301	(452)
	174,611		174,611	65	21,301	21,366	47,395

•       Hedge accounting – cash flow

In addition to the hedging strategy of protecting natural exposure to dollar, beginning November 1, 2014, the Company formally designated cash flow hedging relationships to protect highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on its profit, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising on translating the designated liabilities have been temporarily recognized in shareholders’ equity and allocated to profit or loss when such exports are carried out, which will allow recognizing the US dollar impact on liabilities and exports concurrently.

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The table below shows a summary of the hedging relationships as of September 30, 2015:

							9/30/2015
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Impact on shareholders’ equity
03/11/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016- September 2019	2.4442	500,000	(764,350)
01/12/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015-February 2019	2.5601	175,000	(247,240)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000	(129,485)
7/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2021	3.1813	60,000	(47,496)
7/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2021	3.2850	100,000	(68,790)
7/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.285	30,000	(20,637)
7/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3254	100,000	(64,750)
7/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3557	25,000	(15,430)
7/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3557	70,000	(43,204)
7/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3557	30,000	(18,516)
7/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3815	30,000	(17,742)
08/01/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	(1)	3.3940	(9,000)	5,210
08/03/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3940	355,000	(205,509)
Total						1,566,000	(1,637,939)

(1) During the third quarter 2015, we reviewed the future export projections and identified that the amount of US$ 9 million designated previously were not highly probable. According to internal policy, the hedge relationship was discontinued prospectively, since the resume of exports in future periods is possible.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movements in the hedge accounting amounts recognized in shareholders’ equity as of September 30, 2015 are as follows

	12/31/2014	Addition	Reversal	9/30/2015
Cash flow hedge accounting	120,633	1,517,306		1,637,939
Income tax and social contribution on cash flow hedge accounting	(41,015)	(515,884)		(556,899)
Income tax and social contribution non computed o/ cash flow hedge accounting		398,258		398,258
Fair value of cash flow hedge, net of taxes	79,618	1,399,680		1,479,298

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As of September 30, 2015 the hedging relationships established by the Company were effective, according to the prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

• Hedge of net investment in foreign subsidiaries

CSN has natural foreign exchange exposure in euros arising significantly from loan made by a subsidiary abroad with functional currency in Reais, for the acquisition of investments abroad whose functional currency is Euro. Such exposure arises from converting the balance sheets of these subsidiaries for consolidation in CSN, and the exchange rate of the loans affected the income statement in the financial result item and exchange variation of the net assets of the foreign operation directly affected the equity in other comprehensive income.

As from 1 September 2015 CSN began to adopt hedge of net investment to eliminate exposure in order to cover future fluctuations of the euro on such loans. Non-derivative financial liabilities have been designated represented by loan agreements with financial institutions in the amount of € 120 million. The carrying amounts as of September 30, 2015 are:

						9/30/2015
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR’000)	Impact on shareholders’ equity
09/01/2015	Non-derivative financial liabilities in EUR - Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	(42,288)
Total					120,000	(42,288)

Changes in amounts related to hedge of net investment recorded in equity as of September 30 2015 is presented below:

	12/31/2014	Adição	Reversão	9/30/2015
Net investment hedge in foreign operations		42,288		42,288
Fair value of net investment hedge in foreign operations		42,288		42,288

On September 30, 2015 hedge relationships established by the Company found to be effective, according to prospective tests. Therefore, no reversal by ineffectiveness of the hedge was recorded.

12.c) Sensitivity analysis

We present below the sensitivity analysis for currency risk and interest rate.

•         Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 as 25% and 50% of deterioration for volatility of the currency, using as reference the closing exchange rate as of September 30, 2015.

The currencies used in the sensitivity analysis and its scenarios are shown below:

	9/30/2015
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	3.9729	3.8059	4.9661	5.9594
EUR	4.4349	4.0864	5.5436	6.6524
USD x EUR	1.1203	1.0864	1.4004	1.6805

			9/30/2015
Interest	Interest rate	Scenario 1	Scenario 2
CDI	14.13%	18.58%	22.30%

The effects on income statement, considering both scenarios are shown below:

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					9/30/2015
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Dollar-to-real swap (NDF)	10,000	Dollar	(1,676)	9,967	19,934

Future dollar	1,275,000	Dollar	(212,925)	1,266,362	2,532,724

Hedge accounting of exports	1,566,000	Dollar	(261,522)	1,555,390	3,110,781

Currency position	(3,329,442)	Dollar	556,017	(3,306,885)	(6,613,770)
(not including exchange derivatives above)

Consolidated exchange position	(478,442)	Dollar	79,894	(475,166)	(950,331)
(including exchange derivatives above)

Hedge of net investments in foreign operations	120,000	Euro	(41,820)	133,038	266,077

Currency position	(114,646)	Euro	39,954	(127,113)	(254,226)

Consolidated exchange position	5,354	Euro	(1,866)	5,925	11,851
(including exchange derivatives above)

Dollar-to-euro swap	99,671	Dollar	18,201	(79,196)	(131,994)

(*) The likely scenarios were calculated considering the following changes to the risks: Real x Dollar - Real appreciation of 4.20% / Real x Euro – Real appreciation of 7.86% / Dollar x Euro - Dollar appreciation of 3.03%. Source: prices Banco Central do Brasil in 11/06/2015.

•         Sensitivity analysis of interest rate swaps

					9/30/2015
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Fixed rate-to-CDI interest rate swap	345,000	CDI	(26,278)	(5,525)	(10,944)

Dollar-to-CDI interest rate swap	150,000	CDI	1,202	2,121	4,202

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of September 30, 2015 recognized in the company's assets and liabilities.

•         Sensitivity analysis of changes in interest rates

The Company considered the scenarios 1, and 2 as 25% and 50% of evolution for volatility of the interest as of September 30, 2015

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			Impact on profit or loss
Changes in interest rates	% a.a	Probable scenario(*)	Scenario 1	Scenario 2
TJLP	6.50	(6,316)	(16,571)	(33,142)
Libor	0.53	(70,374)	(8,899)	(17,798)
CDI	14.13	27,143	(471,975)	(943,950)

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market values at September 30, 2015 recorded in the Company´s assets and liabilities.

12.d) Liquidity risk

Below are the contractual maturities of financial liabilities, including interest.

					Consolidated
At September 30, 2015	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	963,243	1,783,393	22,713,681	8,956,618	34,416,935
Derivative financial instruments	79,197				79,197
Trade payables	1,723,865				1,723,865
Dividends and interest on capital	2,264				2,264
At December 31, 2014
Borrowings, financing and debentures	2,813,930	7,075,910	15,650,855	4,437,500	29,978,195
Derivative financial instruments	65	21,301			21,366
Trade payables	1,638,505				1,638,505
Dividends and interest on capital	277,097				277,097

•            IV   Fair values of assets and liabilities as compared to their carrying amounts

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		9/30/2015		12/31/2014
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	3,978,308	1,470,977	2,659,815	1,974,031
Fixed rate notes	7,470,917	3,566,300	6,232,986	6,267,272

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13.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	9/30/2015	12/31/2014	9/30/2015	12/31/2014	9/30/2015	12/31/2014	9/30/2015	12/31/2014
Payables to related parties (Note 17 b)	490,913	249,758	9,323,449	9,236,716	630,375	339,613	9,468,963	9,810,648
Derivative financial instruments (Note 12 I)	79,197	65		21,301
Exclusive funds (1)					76,256
Dividends and interest on capital payable to Company owners		152,966				152,966
Dividends and interest on capital payable non-controlling interets	2,264	124,131			2,264	124,131
Advances from customers	58,676	22,905			41,841	14,932
Taxes in installments	24,118	33,358	13,731	20,728	16,301	23,348	1,476	1,823
Profit sharing - employees	133,195	120,278			110,941	108,902
Other payables	211,853	141,648	47,897	36,618	122,767	39,705	6,360	6,041
	1,000,216	845,109	9,385,077	9,315,363	1,000,745	803,597	9,476,799	9,818,512

1. Refers to derivative transactions managed by exclusive funds.

14.   INCOME TAX AND SOCIAL CONTRIBUTION

The information related to income tax and social contribution did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of September 30, 2015.

14.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the period are as follows:

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2015	9/30/2014	9/30/2015	9/30/2014
Income tax and social contribution (expense) income
Current	(204,840)	(407,606)	(112,796)	(187,241)
Deferred	543,095	332,332	(56,602)	154,443
	338,255	(75,274)	(169,398)	(32,798)

				Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2015	9/30/2014	9/30/2015	9/30/2014
Income tax and social contribution (expense) income
Current	(80,307)	(30,470)	(74,267)	(30,470)
Deferred	593,287	306,781	(48,996)	144,757
	512,980	276,311	(123,263)	114,287

The reconciliation of Company and consolidated income tax and social contribution expenses and income and the result from applying the effective rate on profit before income tax (IRPJ) and social contribution (CSLL) are as follows:

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				Consolidated
	Nine-month period ended		Three-month period ended
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
(Loss) profit before income tax and social contribution	(1,093,697)	(103,985)	(363,253)	(217,590)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	371,857	35,355	123,506	73,981
Adjustment to reflect the effective rate:
Equity pickup	413,367	28,794	292,784	67,178
Profit with differentiated rates or untaxed	766,352	(75,555)	570,848	(145,882)
Transfer pricing adjustment	(40,189)	(21,164)	(17,854)	(9,655)
Tax loss carryforwards without recognizing deferred taxes	(42,735)	(24,822)	(17,541)	(3,541)
Indebtdness limit	(34,274)		(15,562)
Deferred taxes on temporary differences - non computed (1)	(1,107,385)		(1,107,385)
Other permanent deductions (add-backs)	11,262	(17,882)	1,806	(14,879)
Income tax and social contribution in profit for the period	338,255	(75,274)	(169,398)	(32,798)
Effective tax rate	31%	-72%	-47%	-15%

				Parent Company
	Nine-month period ended		Three-month period ended
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
(Loss) profit before income tax and social contribution	(1,267,705)	(449,367)	(409,250)	(364,392)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	431,020	152,785	139,145	123,893
Adjustment to reflect the effective rate:
Share of profits of investees	1,264,121	160,142	884,179	4,133
Transfer pricing adjustment	(40,189)	(21,164)	(17,854)	(9,655)
Indebtdness limit	(34,274)		(15,562)
Deferred taxes on temporary differences - non computed (1)	(1,111,850)		(1,111,850)
Other permanent deductions (add-backs)	4,152	(15,452)	(1,321)	(4,084)
Income tax and social contribution in profit for the period	512,980	276,311	(123,263)	114,287
Effective tax rate	40%	61%	-30%	31%

(1) As from third quarter of 2015 the Company no longer computes income tax and social contribution credits on tax losses and temporary differences. See details in note 14 (b).

14.b) Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution loss carryforwards and related temporary differences between the tax bases of assets and liabilities and the accounting balances of the financial statements.

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				Consolidated
	Opening balance	Movement		Closing balance
	12/31/2014	Comprehensive income	Profit or loss	9/30/2015
Deferred tax assets
Income tax losses	383,185	11,629	(202,183)	192,631
Social contribution tax losses	75,662		(8,485)	67,177
Temporary differences	2,157,211	86,071	729,103	2,972,385
- Provision for tax. social security, labor, civil and environmental risks	226,741		39,780	266,521
- Provision for environmental liabilities	71,925		(22)	71,903
- Asset impairment losses	68,981		(2,723)	66,258
- Inventory impairment losses	32,366		(3,365)	29,001
- (Gains)/losses on financial instruments	(6,419)		1,182	(5,237)
- (Gains)/losses on available-for-sale financial assets	618,291	100,581	60,815	779,687
- Income tax and social contribution non computed o/ available-for-sale financial assets		(123,893)		(123,893)
- Actuarial liability (pension and healthcare plan)	163,627	(68)		163,559
- Accrued supplies and services	68,483		55,488	123,971
- Allowance for doubtful debts	29,852		5,220	35,072
- Goodwill on merger	(102,659)	(8,435)	111,094
- Unrealized exchange differences (*)	1,011,007		1,586,087	2,597,094
- (Gain) on loss of control over Transnordestina	(224,096)			(224,096)
- Cash flow hedge accounting	41,015	515,884		556,899
- Income tax and social contribution non computed o/ cash flow hedge accounting		(398,258)		(398,258)
- Deferred taxes non computed			(1,111,845)	(1,111,845)
- Other	158,097	260	(12,608)	145,749
Non-current assets	2,616,058	97,700	518,435	3,232,193

Deferred tax liabilities
- Fair value adjustment - Acquisition of SWT	222,454	74,612	(23,948)	273,118
- Other	16,438	5,639	(712)	21,365
Non-current liabilities	238,892	80,251	(24,660)	294,483

	Parent company
	Opening balance	Movement			Closing balance
	12/31/2014	Comprehensive income	Profit or loss	Incorporation	9/30/2015
Deferred tax assets
Income tax losses	219,211		(26,578)		192,633
Social contribution tax losses	75,662		(8,485)		67,177
Temporary differences	2,144,056	102,821	628,350	29,042	2,904,269
- Provision for tax. social security, labor, civil and environmental risks	218,645		38,781	6,153	263,579
- Provision for environmental liabilities	71,925		(22)		71,903
- Asset impairment losses	62,304		(2,404)	6,356	66,256
- Inventory impairment losses	29,939		(2,735)	831	28,035
- (Gains)/losses on financial instruments	(5,037)		863	(1,063)	(5,237)
- (Gains)/losses on available-for-sale financial assets	594,397	109,088	60,815	15,387	779,687
- Income tax and social contribution non computed o/ available-for-sale financial assets		(123,893)			(123,893)
- Actuarial liability (pension and healthcare plan)	163,763			(203)	163,560
- Accrued supplies and services	66,619		55,943	1,408	123,970
- Allowance for doubtful debts	25,987		5,556	151	31,694
- Unrealized exchange differences (*)	1,011,007		1,586,087		2,597,094
- (Gain) on loss of control over Transnordestina	(224,096)				(224,096)
- Cash flow hedge accounting	41,015	515,884			556,899
- Income tax and social contribution non computed o/ cash flow hedge accounting		(398,258)			(398,258)
- Deferred taxes non computed			(1,111,843)		(1,111,843)
- Other	87,588		(2,691)	22	84,919
Non-current assets	2,438,929	102,821	593,287	29,042	3,164,079

(*) The Company taxes foreign exchange differences on a cash basis to calculate income tax and social contribution.

The Company’s corporate structure includes foreign subsidiaries whose profits are subject to income tax levied by the related countries, recognized at tax rates lower than in Brazil.

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From 2011 to the third quarter of 2015, these subsidiaries generated profits amounting to R$3,826,742, which tax authorities may understand that have already been distributed, hence, it would be subject to  additional taxation in Brazil, in the approximate amount of R$1,301,092. The Company, based on its legal counsel's opinion, assessed the likelihood of loss in a potential challenge by tax authorities as possible and, therefore, no provision was recognized in the condensed interim financial statements.

•         Law 12.973/14

Law 12.973, enacted in May 2014, brought significant changes to tax legislation, which among others, revoked the Transition Tax Regime (RTT).Theses changes directly impact the determination of the income tax and social contribution basis. As from 2015, the application of the Law is mandatory and CSN applied the Law´s requirements.

•         Impairment test - Deferred taxes

CSN approved by the Board of Directors´ Meeting of November 6 th2015, a study to demonstrate the generation of future taxable income with which it is expected that the credits currently registered in the balance sheet are offset.

The test was performed considering only the parent company, since the other group companies have no relevant credits for purposes of this test. The parent company consists of the following businesses:

• Flat Steel Brazil;

• Long Steel Brazil;

• Mining

• Cement;

• Investments in other entities.

The study was prepared based on the CSN´s financial model of long-term and considered several scenarios which vary according to different macroeconomic and operating assumptions. Furthermore, the model considers a combination of assets sales scenario and liquidity events in order to achieve a specific amount of resources to CSN allowing a leverage reduction of and consequently, the reduction of financial expenses.

In addition, a sensitivity analysis of tax credits utilization considering a change in macroeconomic assumptions, operational performance and liquidity events took place. This sensitivity analysis showed that the consumption of credits is sensitive to exogenous issues and outside the Company's control.

Thus, considering the study´s results, which indicates the probable future taxable income to compensate the deferred income tax and social contribution balances recognized until June 30, 2015, the Board of Directors agreed to not record the deferred income tax and social contribution as from the 3rd quarter of 2015. If the tax credit for the quarter was constituted, the amount would be R$1.1 billion. Additionally, the study projects the compensation of the balance according to the schedule below:

In million of reais	Parent Company
2016	686
2017	622
2018	152
2019	192
2020	286
2021	464
2022	576
2023	185
3,164

If the tax credit for the quarter was constituted, the amount would be $ 1.1 billion, which could be carried out between the years 2023 and 2026.

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14.c) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

		Consolidated		Parent Company
	9/30/2015	12/31/2014	9/30/2015	12/31/2014
Income tax and social contribution
Actuarial gains on defined benefit pension plan	65,128	65,372	65,247	65,247
Changes in the fair value on available-for-sale financial assets	(164,171)	(140,859)	(144,940)	(130,135)
Actuarial gains and assets available for sale by incorporation			(19,349)
Exchange differences on translating foreign operations	(425,510)	(425,510)	(425,510)	(425,510)
Cash flow hedge accounting	158,641	41,015	158,641	41,015
	(365,912)	(459,982)	(365,911)	(449,383)

15.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

As of September 30, 2015, the information related to judicial deposits and proceedings did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014. Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	9/30/2015	12/31/2014	9/30/2015	12/31/2014	9/30/2015	12/31/2014	9/30/2015	12/31/2014
Tax	175,137	129,524	81,693	77,836	118,426	109,173	67,842	67,483
Social security	67,790	62,277	46,193	46,193	66,939	61,498	46,193	46,193
Labor	481,078	444,243	165,183	136,396	421,723	377,224	137,166	105,833
Civil	131,041	106,143	28,415	17,897	117,645	86,360	18,836	13,588
Environmental	14,560	3,981	1,697	1,697	14,560	3,978	1,628	1,628
Judicial deposits			6,603	8,785			1,870	5,177
	869,606	746,168	329,784	288,804	739,293	638,233	273,535	239,902

The changes in the provisions for tax, social security, labor, civil and environmental risks in the period ended September 30, 2015 were as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2014	Additions	Net adjustment	Net utilization of reversal	9/30/2015
Tax	129,524	109,244	4,106	(67,737)	175,137
Social security	62,277		5,513		67,790
Labor	444,243	172,345	40,969	(176,479)	481,078
Civil	106,143	30,365	33,953	(39,420)	131,041
Environmental	3,981	14,560		(3,981)	14,560
	746,168	326,514	84,541	(287,617)	869,606

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					Parent Company
					Current + Non-current
Nature	12/31/2014	Additions	Net adjustment	Net utilization of reversal	9/30/2015
Tax	109,173	72,881	4,106	(67,734)	118,426
Social security	61,498		5,441		66,939
Labor	377,224	160,432	36,583	(152,516)	421,723
Civil	86,360	28,042	31,709	(28,466)	117,645
Environmental	3,978	14,560		(3,978)	14,560
	638,233	275,915	77,839	(252,694)	739,293

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. Moreover, this provision includes tax liabilities resulting from contingencies filed by the Company, subject to SELIC (Central Bank’s policy rate).

▪  Other administrative and judicial proceedings

The table below shows a summary of the balance of the main legal matters compared with the balance at December 31, 2014 and the period ended September 30, 2015. The increase in the other instances substantially reflects the monetary adjustment.

	9/30/2015	12/31/2014
Tax assessment notice issued against the Company for an alleged sale of 40% of the shares of its joint venture NAMISA to a Japanese-Korean consortium,	7,538,719	7,068,252
Tax foreclosures - ICMS - Electricity credits	806,687	742,727
Installments MP 470 - alleged insufficiency of tax losses	567,280	521,340
Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS e IPI	952,019	523,171
Assessment notice for an alleged nonpayment of taxes- IRPJ/CSLL - foreign subsidiaries (2010)	517,333	476,316
Disallowance of the ICMS credits - Transfer of iron ore	489,646	446,907
Disallowance of the ICMS credits - ICMS - acquisition of subsidiary	279,714	257,536
ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	250,090	230,261
Disallowance of the tax losses arising on adjustments to the SAPLI	395,331	362,489
Other tax (federal, state, and municipal) lawsuits.	2,606,483	2,870,796
Social security lawsuits	291,371	299,341
Annulment action filed by CSN against CADE	68,856	63,463
Other civil lawsuits	550,749	382,641
Labor and social security lawsuits	1,032,642	1,069,663
Environmental lawsuits	357,684	115,024
	16,704,604	15,429,927

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

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Environmental proceedings

The environmental proceedings have high complexity for estimating the amount at risk, as they must be considered, among several aspects, procedural developments, the extent of damage and the remediation costs´ projection.

During the second quarter 2015, in line with the Company's accounting policy of ongoing evaluation of the ongoing proceedings, management, supported by its internal and external legal counsel, reevaluated their environmental contingencies. As a result of this work, there was an increase of possible risk in R$187,886.

There are other environmental proceedings to which it is not yet possible to assess the risk and contingency amount due to the aforementioned complexity estimation, the peculiarities of the matters which concern them and their procedural stages.

16.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATION - ARO

The information related to provisions for environmental liabilities and asset retirement obligation - ARO did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014.

The balance of the provision for environmental liabilities and asset retirement obligation - ARO is as follows:

		Consolidated		Parent Company
	9/30/2015	12/31/2014	9/30/2015	12/31/2014
Environmental liabilities	211,480	211,544	211,480	211,544
Asset retirement obligations	29,477	26,995	23,796	21,718
	240,957	238,539	235,276	233,262

17.   RELATED-PARTY BALANCES AND TRANSACTIONS

The information related to related-party transactions did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014.

17 a) Transactions with Holding Company

•  Liabilities

Companies	Proposed	Paid
	Dividends	Dividends
Vicunha Aços (*)		282,571
Rio Iaco		23,568
Total at 9/30/2015		306,139
Total at 12/31/2014	152,966	220,349

(*) As of June 30, 2015 Vicunha Steel began to directly control CSN due to the merger of Vicunha Siderurgia by Vicunha Aços on that date.

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17 b) Transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

•           By transaction

						Consolidated
	Current		Non-Current		Total
	09/30/2015	12/31/2014	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Assets
Trade receivables (note 5)	197,116	153,737			197,116	153,737
Dividends receivable (note 5)	74,106	59,470			74,106	59,470
Actuarial asset			97,189	97,173	97,189	97,173
Loans (note 7)	144,053	517,493	198,921	117,357	342,974	634,850
Other receivables (note 7)	12,660	15,780	29,020	7,037	41,680	22,817
	427,935	746,480	325,130	221,567	753,065	968,047
Liabilities
Other payables (Note 13)
Accounts payable	4,077	2,681	546	546	4,623	3,227
Advances from customers	486,836	247,077	9,322,903	9,236,170	9,809,739	9,483,247
Trade payables	211,940	63,165			211,940	63,165
Actuarial liabilities			11,287	11,275	11,287	11,275
	702,853	312,923	9,334,736	9,247,991	10,037,589	9,560,914

	09/30/2015	09/30/2014
Statement of income
Revenues
Sales	564,794	882,721
Interest	52,587	36,442
Expenses
Purchases	(896,414)	(650,330)
Interest	(375,316)	(332,035)
	(654,349)	(63,202)

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•           By company

	Consolidated
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income and costs. net	Total

Subsidiaries
Ferrovia Transnordestina Logística S.A. (1)	79,499	49,360	128,859					(3,419)	11,461	8,042
Outras	1,963		1,963
	81,462	49,360	130,822					(3,419)	11,461	8,042
Joint ventures
CGPAR Construção Pesada S.A.	4,819		4,819	34,626		34,626		(76,013)		(76,013)
Nacional Minérios S.A. (2)	148,212		148,212	616,446	9,323,449	9,939,895	79,425	(159,733)	(367,559)	(447,867)
MRS Logística S.A.	39,626		39,626	13,115		13,115		(525,481)		(525,481)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	4,031		4,031	15,298		15,298	34	(126,265)		(126,231)
Transnordestina Logística S.A. (3)	64,555	133,040	197,595	23,140		23,140			15,991	15,991
	261,243	133,040	394,283	702,625	9,323,449	10,026,074	79,459	(887,492)	(351,568)	(1,159,601)
Other related parties
CBS Previdência		97,189	97,189		11,287	11,287
Fundação CSN				228		228		(1,701)	3	(1,698)
Banco Fibra									15,592	15,592
Usiminas	1,441		1,441				12,289	(1,230)		11,059
Panatlântica	83,789		83,789				471,659			471,659
Ibis Participações e Serviços								(2,442)		(2,442)
Taquari Participações S.A.								(130)		(130)
	85,230	97,189	182,419	228	11,287	11,515	483,948	(5,503)	15,595	494,040
Associates
Arvedi Metalfer do Brasil S.A.		45,541	45,541				1,387		1,783	3,170
Total at 9/30/2015	427,935	325,130	753,065	702,853	9,334,736	10,037,589	564,794	(896,414)	(322,729)	(654,349)
Total at 12/31/2014	746,480	221,567	968,047	312,923	9,247,991	9,560,914
Total at 9/30/2014							882,721	(650,330)	(295,593)	(63,202)

1.   Refers to loans of the subsidiary FTL - Ferrovia Transnordestina Logística S.A to the joint venture Transnordestina Logística S.A. The contract has a 102.5% of CDI interest rate and maturity expected in June 2017.

2.   Nacional Minérios S.A: Asset: Refers mainly to accounts receivable in the amount of R$110,150 (R$80,003 as of December 31, 2014) related to iron ore purchases.

Liability: Refers mainly to the advance from customer received from joint venture Nacional Minérios S.A. regarding the contractual obligation of supply of iron ore and port services. The contract is subject to interest rate of 12.5% p.a. and expires in September 2042.

As disclosed in note 8.c), the Company signed an investment agreement for the new strategic alliance formed with the Asian Consortium. During the procedures required to close the transaction, the interest established in the agreements was canceled; however, a resolutive condition was introduced to reinstate the collection of interest retrospectively if the deal is not closed. However, since CSN holds 60% stake in Namisa, the Company began to accrue 40% interest provided for in contracts that would be due to Asian partners, in the case the deal does not occur.

3.   Transnordestina Logística S.A: Refers mainly to contracts in R$: interest equivalent to 108.0% of CDI with final maturity in June 2017. As of September 30, 2015, borrowings total R$197,595 (R$141,358 as of December 31, 2014)

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•           By transaction

					Parent Company
	Current		Non-Current		Total
	9/30/2015	12/31/2014	9/30/2015	12/31/2014	9/30/2015	12/31/2014
Assets
Trade receivables (1) (note 5)	2,312,798	969,343			2,312,798	969,343
Dividends receivable (note 5)	91,419	67,553			91,419	67,553
Actuarial asset			97,189	96,914	97,189	96,914
Loans (note 7)	64,555	106,218	149,562	52,619	214,117	158,837
Short-term investments / Investments (2)	2,024,735	396,914	58,533	87,475	2,083,268	484,389
Other receivables (3) (note 7)	83,822	168,035	334,062	329,330	417,884	497,365
	4,577,329	1,708,063	639,346	566,338	5,216,675	2,274,401
Liabilities
Borrowings and financing
Prepayment (note11)	76,088	146,504	7,315,301	5,156,481	7,391,389	5,302,985
Fixed rate notes and intercompany bonds (Note 11)	87,346	1,187,610	4,127,090	1,593,720	4,214,436	2,781,330
Intercompany borrowings (note11)	1,941,281	222,525	3,378,454	2,670,457	5,319,735	2,892,982
Other payables (Note 13)
Accounts payable (4)	143,536	62,536	146,060	574,478	289,596	637,014
Advances from customers (5)	486,839	277,077	9,322,903	9,236,170	9,809,742	9,513,247
Exclusive funds (note 13)	76,256				76,256
Trade payables	251,348	250,104			251,348	250,104
Actuarial liability			11,287	11,260	11,287	11,260
	3,062,694	2,146,356	24,301,095	19,242,566	27,363,789	21,388,922

	9/30/2015	9/30/2014
Statement of Income
Revenues
Sales	4,508,821	4,345,410
Interest	18,002	10,033
Exclusive funds	1,064,805	56,341

Expenses
Purchases	(1,373,312)	(982,443)
Interest	(1,137,175)	(1,279,220)
Exchange differences. net	(3,989,244)	(395,695)

	(908,103)	1,754,426

1.   The related parties receivables arise from product sales and service transactions between the parent, subsidiaries and joint ventures.

2.   Short-term investments total R$2,024,735 as of September 30, 2015 (R$396,914 as of December 31, 2014) and investments in Usiminas shares classified as available-for-sale total R$58,533 (R$87,475 as of December 31, 2014).

3.   Current: refers mainly to the assignment of credits from tax losses with the companies Sepetiba Tecon, CSN Energia, Companhia Metalúrgica Prada, FTL – Ferrovia Transnordestina Logística, Companhia Brasileira de Latas, Rimet, and Companhia de Embalagens Metálicas MMSA.

Non-current: refer refers mainly to the advance for future capital increase with the companies Transnordestina Logística, FTL – Ferrovia Transnordestina, CSN Energia, and Companhia Florestal do Brasil.

4.  Non –current: Reduction by the write-off of the liability relating to purchase of clinker plant due to the merger of subsidiary CSN Cimentos, in the amount of R$403,431 as described in note 8.

5.  Nacional Minérios S.A.: Advance from customer of the joint venture Nacional Minérios S.A., as mentioned above.

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 •           By company

	Parent Company
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income and costs, net	Exchange differences, net	Total

Subsidiaries
Companhia Metalic Nordeste	1,040		1,040	5,440		5,440	50,574	(845)			49,729
Companhia Metalúrgica Prada	161,939	121,336	283,275	16,565	195	16,760	745,000	(116,313)			628,687
CSN Cimentos S.A.							62,028	(1,800)	(14,691)		45,537
Estanho de Rondônia S.A.	9,415		9,415	1,147		1,147		(10,770)			(10,770)
Companhia Florestal do Brasil		13,188	13,188
Sepetiba Tecon S.A.	10,895	77,189	88,084	24,742		24,742	2,808	(9,400)	226		(6,366)
Congonhas Minérios S.A. (1)				667,222	1,225,464	1,892,686			(199,924)		(199,924)
CSN Energia S.A.								(206,628)			(206,628)
Ferrovia Transnordestina Logística S.A.	3,128	15,526	18,654		124,697	124,697	56				56
ITA Energética S.A	9,719		9,719
Companhia Brasileira de Latas	119,626	77,804	197,430	15,938		15,938	60,010	(1,840)			58,170
Companhia Siderúrgica Nacional, LLC (2)	900,217		900,217				924,491	(17,254)		238,650	1,145,887
CSN Europe Lda.				11,043	122,046	133,089			(4,584)	(40,448)	(45,032)
CSN Resources S.A. (3)				1,390,488	9,438,063	10,828,551			(443,694)	(3,560,179)	(4,003,873)
CSN Export Europe, S.L.									(1,018)	(4,826)	(5,844)
Lusosider Aços Planos, S.A.	288,017		288,017				176,656			68,719	245,375
CSN Handel GmbH (4)	645,958		645,958	138,205		138,205	1,922,404			194,414	2,116,818
CSN Islands XI Corp.					1,271,328	1,271,328				(140,829)	(140,829)
CSN Islands XII Corp. (5)				35,962	2,679,721	2,715,683			(97,693)	(744,572)	(842,265)
CSN Ibéria Lda.					104,845	104,845			(1,589)	(34,464)	(36,053)
Companhia de Embalagens Metálicas MMSA	44,859		44,859
Stahlwerk Thüringen GmbH								(43,439)			(43,439)
	2,194,813	305,043	2,499,856	2,306,752	14,966,359	17,273,111	3,944,027	(408,289)	(762,967)	(4,023,535)	(1,250,764)
Joint ventures
CGPAR Construção Pesada S.A.	16,127		16,127	34,626		34,626		(152,026)			(152,026)
Nacional Minérios S.A.	148,212		148,212	616,419	9,323,449	9,939,868	79,439	(159,733)	(373,983)	34,291	(419,986)
MRS Logística S.A.	39,626		39,626	13,115		13,115		(521,496)			(521,496)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	4,031		4,031	15,298		15,298	20	(126,265)			(126,245)
Transnordestina Logística S.A.	64,555	133,040	197,595						15,991		15,991
	272,551	133,040	405,591	679,458	9,323,449	10,002,907	79,459	(959,520)	(357,992)	34,291	(1,203,762)
Other related parties
CBS Previdência		97,189	97,189		11,287	11,287
Fundação CSN				228		228		(1,701)	3		(1,698)
Usiminas	1,441		1,441				12,289	(1,230)			11,059
Panatlântica	83,789		83,789				471,659				471,659
Ibis Participações e Serviços								(2,442)			(2,442)
Taquari Participações S.A.								(130)			(130)
	85,230	97,189	182,419	228	11,287	11,515	483,948	(5,503)	3		478,448
Associates
Arvedi Metalfer do Brasil S.A.		45,541	45,541				1,387		1,783		3,170

Exclusive funds
Diplic, Mugen, Vértice e VR1	2,024,735	58,533	2,083,268	76,256		76,256			1,064,805		1,064,805
Total at 9/30/2015	4,577,329	639,346	5,216,675	3,062,694	24,301,095	27,363,789	4,508,821	(1,373,312)	(54,368)	(3,989,244)	(908,103)
Total at 12/31/2014	1,708,063	566,338	2,274,401	2,146,356	19,242,566	21,388,922
Total at 9/30/2014							4,345,410	(982,443)	(1,212,846)	(395,695)	1,754,426

1.   Congonhas Minérios S.A.: Refers mainly to borrowings with final maturity in May 2018 and interest of 101.5% of the CDI, total R$1,872,065 as of September 30, 2015 (R$1,908,160 as of December 31, 2014).

2.   Companhia Siderúrgica Nacional, LLC: Receivables in the amount of R$900,217 as of September 30, 2015 (R$415,788 as of December 31, 2014) referring to sales operations of steel for resale.

3.   CSN Resources S.A.: Contracts in dollars of Prepayment, Fixed Rate Notes and Intercompany Bonds, interest of 9.13% with final maturity in June 2047. As of September 30, 2015, borrowings total R$10,828,551 (R$7,490,873 as of December 31, 2014).

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4.   CSN Handel GMBH: Receivables of R$645,958 as of September 30, 2015 (R$122,061 as of December 31, 2014). Refer to sales transactions on mining products.

5.   CSN Islands XII Corp: Contracts in US$: interest of 7.64% with final maturity in February 2025. As of September 30, 2015, borrowings total R$3,311,618 (R$1,363,481 as of December 31, 2014).

17 c) Key management personnel

The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. Below are the information on the compensation of such personnel and the related balances as of September 30, 2015.

	09/30/2015	09/30/2014
	Income Statement
Short-term benefits for employees and officers	30,091	31,867
Post-employment benefits	197	52
	30,288	31,919

18.   SHAREHOLDERS' EQUITY

18.a)  Paid-in capital

Fully subscribed and paid-in capital as of September 30, 2015 and as of December 31, 2014 is R$4,540,000 represented by 1,387,524,047 book-entry common shares, without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

18.b) Authorized capital

The Company’s bylaws in effect as of September 30, 2015 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

18.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each financial year, as provided for by Article 193 of Law 6.404/76, up to the ceiling of 20% of share capital.

18.d) Ownership structure

As of September 30, 2015, the Company’s ownership structure was as follows:

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	9/30/2015			12/31/2014
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	697,719,990	50.29%	51.41%	697,719,990	50.29%	51.34%
Rio Iaco Participações S.A. (**)	58,193,503	4.19%	4.29%	58,193,503	4.19%	4.28%
Caixa Beneficente dos Empregados da CSN - CBS	20,143,031	1.45%	1.48%	12,788,231	0.92%	0.94%
BNDES Participações S.A. - BNDESPAR	8,794,890	0.63%	0.65%	8,794,890	0.63%	0.65%
NYSE (ADRs)	333,547,999	24.04%	24.58%	342,466,899	24.68%	25.20%
BM&FBovespa	238,733,634	17.21%	17.59%	239,010,634	17.23%	17.59%
	1,357,133,047	97.81%	100.00%	1,358,974,147	97.94%	100.00%
Treasury shares	30,391,000	2.19%		28,549,900	2.06%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

(*) CSN is controlled by Vicunha Aços as of June 30, 2015, considering the incorporation of Vicunha Siderurgia by Vicunha Aços on that date.

(**) Rio Iaco Participação S. A. is a company part of the control group.

18. e) Treasury shares

The Board of Directors authorized several programs for repurchase of shares issued by the Company, to be held in treasury for subsequent sale or cancelation in order to maximize the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	number bought back	Share cancelation		Balance in treasury
1º	3/13/2014	70.205.661	From 3/14/2014 to 4/14/2014	R$ 9.34	R$ 9.22 e R$ 9.45	2,350,000			2,350,000
2º	4/15/2014	67.855.661	From 4/16/2014 to 5/23/2014	R$ 8.97	R$ 8.70 e R$ 9.48	9,529,500			11,879,500
3º	5/23/2014	58.326.161	From 5/26/2014 to 6/25/2014	R$ 9.21	R$ 8.61 e R$ 9.72	31,544,500			43,424,000
4º	6/26/2014	26.781.661	From 6/26/2014 to 7/17/2014	R$ 10.42	R$ 9.33 e R$ 11.54	26,781,661			70,205,661
	7/18/2014			Not applicable	Not applicable		60.000.000	(1)	10,205,661
5º	7/18/2014	64.205.661	From 7/18/2014 to 8/18/2014	R$ 11.40	R$ 11.40	240,400			10,446,061
	8/18/2014			Not applicable	Not applicable		10.446.061	(1)
6º	8/19/2014	63.161.055	From 8/19/2014 to 9/25/2014	R$ 9.82	R$ 9.47 e R$ 10.07	6,791,300			6,791,300
7º	9/29/2014	56.369.755	From 9/29/2014 to 2/29/2014	R$ 7.49	R$ 4.48 e R$ 9.16	21,758,600			28,549,900
8º	12/30/2014	34.611.155	From 12/31/2014 to 3/31/2015	R$ 5.10	R$ 4.90 e R$ 5.39	1,841,100			30,391,000
9º (*)	3/31/2015	32.770.055	From 4/01/2015 to 6/30/2015

(*) There were no share buyback in this program.

1.   On July 18, 2014 and August 19, 2014, the Board of Directors approved the cancelation of 60,000,000 and 10,446,061 shares held in treasury, respectively, without any change in the amount of the Company’s capital.

As of September 30, 2015, the position of the treasury shares was as follows:

Bought back	Amount	Share price			Share
number	paid for				market price
(in units)	the shares	Minimum	Maximum	Average	as of 9/30/2015 (*)
30,391,000	R$ 238,976	R$ 4.48	R$ 11.54	R$ 7.86	R$ 119,133

(*) The quotation of the shares on the BM&FBovespa as of September 30, 2015, of R$5.17 per share, was used.

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18.f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a dividend distribution policy which, after compliance with the provisions in Law 6.404/76, as amended by Law 9.457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

18.g) Earnings/(loss) per share (EPS):

Basic earnings (loss) per share were calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the period, excluding the common shares purchased and held as treasury shares, as follows:

				Parent Company
	Nine-month period ended		Three-month period ended
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
	Common shares		Common shares
(Loss) profit for the year
Attributable to owners of the Company	(754,725)	(173,056)	(532,513)	(250,105)
Weighted average number of shares	1,357,156	1,429,584	1,357,133	1,388,837
Basic and diluted LPA	(0.55611)	(0.12105)	(0.39238)	(0.18008)

19.   DIVIDENDS AND INTEREST ON CAPITAL

On March 11, 2015, the Board of Directors approved the proposal for payment, as advance of mandatory minimum dividend, from the retained earnings reserve (statutory reserve of working capital), the amount of R$275,000 in dividends, corresponding to R$ 0,202633043 per share. The dividends were paid as from March 19, 2015, without inflation adjustment.

The tables below show the history of dividends and interest on capital approved and paid:

Year	Approval Year	Dividends	Interest on capital	Total	Year	Payment Year	Dividends	Interest on capital	Total
2013	2013	610,000	190,000	800,000	2013	2013	610,503	190,000	800,503
2014	2014	700,000		700,000	2014	2014	424,939		424,939
2015	2015	275,000		275,000		2015	274,917		274,917
Total Approved		1,585,000	190,000	1,775,000	2015	2015	274,915		274,915
					Total Paid		1,585,274	190,000	1,775,274

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20.   NET SALES REVENUE

Net sales revenue is comprised as follows:

				Consolidated
	Nine-month period ended		Three-month period ended
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Gross revenue
Domestic market	8,050,606	10,083,008	2,406,591	3,256,166
Foreign market	5,704,057	4,659,461	2,169,443	1,420,550
	13,754,663	14,742,469	4,576,034	4,676,716
Deductions
Cancelled sales and discounts	(225,055)	(99,249)	(71,998)	(45,016)
Taxes levied on sales	(1,876,226)	(2,336,949)	(548,046)	(748,714)
	(2,101,281)	(2,436,198)	(620,044)	(793,730)
Net revenue	11,653,382	12,306,271	3,955,990	3,882,986

	Parent Company
	Nine-month period ended		Three month period ended
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Gross revenue
Domestic market	7,463,589	9,209,018	2,192,096	2,918,104
Foreign market	3,483,905	2,760,901	1,493,635	874,509
	10,947,494	11,969,919	3,685,731	3,792,613
Deductions
Cancelled sales and discounts	(217,676)	(88,039)	(84,736)	(40,874)
Taxes levied on sales	(1,682,231)	(2,068,932)	(482,287)	(659,403)
	(1,899,907)	(2,156,971)	(567,023)	(700,277)
Net revenue	9,047,587	9,812,948	3,118,708	3,092,336

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21.   EXPENSES BY NATURE

				Consolidated
	Nine-month period ended		Three - month period ended
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Raw materials and inputs	(3,810,808)	(4,019,809)	(1,147,963)	(1,302,431)
Labor cost	(1,398,330)	(1,253,600)	(517,061)	(442,531)
Supplies	(822,222)	(778,729)	(295,461)	(267,854)
Maintenance cost (services and materials)	(777,770)	(798,535)	(284,013)	(271,004)
Outsourcing services	(2,399,841)	(1,747,501)	(898,613)	(670,504)
Depreciation, amortization and depletion (Note 9 a)	(827,711)	(907,339)	(284,533)	(325,745)
Other	(214,146)	(217,682)	(118,640)	(10,414)
	(10,250,828)	(9,723,195)	(3,546,284)	(3,290,483)

Classified as:
Cost of sales	(8,888,031)	(8,693,082)	(3,015,403)	(2,911,961)
Selling expenses	(1,023,012)	(691,619)	(410,838)	(268,052)
General and administrative expenses	(339,785)	(338,494)	(120,043)	(110,470)
	(10,250,828)	(9,723,195)	(3,546,284)	(3,290,483)

				Parent Company
	Nine-month period ended		Three- month period ended
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Raw materials and inputs	(2,537,506)	(2,673,781)	(852,537)	(912,698)
Labor cost	(1,168,079)	(1,027,677)	(436,796)	(373,550)
Supplies	(803,940)	(746,274)	(290,705)	(257,831)
Maintenance cost (services and materials)	(759,403)	(777,208)	(278,899)	(264,074)
Outsourcing services	(1,551,830)	(1,123,789)	(570,909)	(401,225)
Depreciation, amortization and depletion (Note 9 a)	(651,952)	(746,930)	(227,396)	(270,252)
Other	(208,895)	(170,796)	(97,562)	(17,271)
	(7,681,605)	(7,266,455)	(2,754,804)	(2,496,901)

Classified as:
Cost of sales	(6,929,971)	(6,661,971)	(2,472,690)	(2,290,584)
Selling expenses	(479,481)	(324,964)	(185,331)	(113,556)
General and administrative expenses	(272,153)	(279,520)	(96,783)	(92,761)
	(7,681,605)	(7,266,455)	(2,754,804)	(2,496,901)

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22.   OTHER OPERATING INCOME (EXPENSES)

				Consolidated
	Nine-month period ended		Three- month period ended
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Other operating income
Indemnities/gains on lawsuits	4,402	4,106	1,334	868
Rentals and leases	858	804	287	276
Reversal of provisions		20,790		17,654
Dividends received	5,268	328	165	328
Tax credits PIS/COFINS	12,067		12,067
Contractual fines	1,622	1,101	352	269
Other revenues	23,910	17,808	15,398	8,076
	48,127	44,937	29,603	27,471

Other operating expenses
Taxes and fees	(10,434)	(20,112)	4,172	(1,420)
Low of judicial deposits	(6,904)	(56,495)	(6,349)	(37,099)
Reversal (provision) of environmental liabilities	(1,863)	161,434	(4,526)	6,733
Tax provisions, social security, labor, civil and environmental net of reversals	(193,846)	(120,119)	20,937	58,567
Contractual penalties	(309)	(7,080)	(65)	(19)
Depreciation of unused equipment and amortization of intangible assets (Note 9a)	(29,426)	(27,216)	(10,949)	(8,657)
Residual value of permanent assets written off (Note 9)	(4,773)	(12,935)	(220)	(7,114)
Inventory impairment losses/reversals (Note 6)	6,253	(4,250)	12,667	5,317
Losses spare	(35,019)	(20,651)	(17,926)	(20,651)
Studies and project engineering expenses	(30,241)	(36,162)	(8,250)	(15,567)
Spending on research and development	(2,477)	(2,667)	(855)	(983)
Healthcare plan expenses	(41,396)	(43,074)	(11,527)	(16,522)
Impairment of available- for-sale financial assets	(178,867)	(72,104)	(81,016)	(19,989)
Impact of Law11.941/09 and Law 12.865/13 - REFIS		(37,308)		(37,308)
Other expenses	(40,598)	(17,355)	(10,916)	4,026
	(569,900)	(316,094)	(114,823)	(90,686)
Other operating income (expenses), net	(521,773)	(271,157)	(85,220)	(63,215)

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				Parent Company
	Nine-month period ended		Three - month period ended
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Other operating income
Indemnities/gains on lawsuits	4,110	3,492	1,330	813
Rentals and leases	858	804	287	276
Reversal of provisions		3,136
Dividends received	5,268	328	165	328
Tax credits PIS/COFINS	12,067		12,067
Contractual fines	2,124	1,006	447	262
Other revenues	4,245	3,600	2,107	858
	28,672	12,366	16,403	2,537

Other operating expenses
Taxes and fees	(5,347)	(16,313)	5,985	(482)
Low of judicial deposits	(6,909)	(55,812)	(6,350)	(36,964)
Reversal (provision) of environmental liabilities	(1,863)	161,434	(4,526)	6,733
Tax provisions, social security, labor, civil and environmental net of reversals	(171,933)	(94,681)	32,696	74,676
Contractual penalties	(26)	(6,744)	(19)	207
Depreciation of unused equipment and amortization of intangible assets (Note 9a)		(714)
Residual value of permanent assets written off (Note 9)	(3,935)	(11,970)	(28)	(6,880)
Inventory impairment losses/reversals (Note 6)	5,600	253	14,040	8,431
Losses spare	(35,019)	(20,651)	(17,926)	(20,651)
Studies and project engineering expenses	(30,075)	(35,742)	(8,251)	(15,451)
Spending on research and development	(2,477)	(2,667)	(855)	(983)
Healthcare plan expenses	(41,396)	(43,074)	(11,527)	(16,522)
Impairment of available- for-sale financial assets	(178,867)	(66,476)	(81,016)	(18,429)
Impact of Law11.941/09 and Law 12.865/13 - REFIS		(19,853)		(19,853)
Other expenses	(37,104)	(9,849)	(24,887)	3,550
	(509,351)	(222,859)	(102,664)	(42,618)
Other operating income (expenses), net	(480,679)	(210,493)	(86,261)	(40,081)

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23.   FINANCE INCOME (EXPENSES)

	Consolidated
	Nine-month period ended		Three- month period ended
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Finance income
Related parties (Note 17 b)	52,587	36,442	20,468	14,047
Income from short-term investments	131,293	59,898	76,465	19,338
Gains on derivatives (*)	1,202		264	(3,183)
Other income	20,795	37,877	9,067	12,533
	205,877	134,217	106,264	42,735
Finance expenses
Borrowings and financing - foreign currency	(673,136)	(512,832)	(256,106)	(184,154)
Borrowings and financing - local currency	(1,557,024)	(1,335,016)	(575,696)	(460,091)
Related parties (Note 17 b)	(375,316)	(332,035)	(119,229)	(112,422)
Capitalized interest (Notes 9 and 27)	116,122	123,755	45,639	49,985
Losses on derivatives (*)	(4,977)	(1,395)	(1,381)	(452)
Interest, fines and late payment charges	(14,862)	(120,514)	(2,218)	(39,812)
Net effect reopening REFIS Law 11.941/09		(118,657)		(118,657)
Other finance expenses	(169,479)	(144,663)	(101,139)	(44,341)
	(2,678,672)	(2,441,357)	(1,010,130)	(909,944)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	9,742	6,877	2,266	2,160
Exchange differences, net	(1,724,719)	(249,120)	(1,291,206)	(307,945)
Exchange losses on derivatives (*)	997,510	48,790	643,939	228,535
	(717,467)	(193,453)	(645,001)	(77,250)

Finance expenses, net	(3,190,262)	(2,500,593)	(1,548,867)	(944,459)

(*) Statement of gains and losses on derivative transactions
Dollar-to-CDI swap	(18)	(16,607)		5,480
Dollar-to-real swap (NDF)	786,511	34,602	469,706	193,398
Future dollar	177,788		177,788
Dollar-to-euro swap (NDF)	39,668	23,570		22,895
Dollar-to-euro swap	(6,439)	7,225	(3,555)	6,762
	997,510	48,790	643,939	228,535
Libor-to-CDI swap		(943)
Fixed rate-to-CDI swap	(4,977)	(452)	(1,381)	(3,635)
Swap CDI x Pré	1,202		264
	(3,775)	(1,395)	(1,117)	(3,635)
	993,735	47,395	642,822	224,900

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	Parent Company
	Nine-month period ended		Three - month period ended
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Finance income
Related parties (Note 17b)	1,082,807	66,374	699,279	60,238
Income from short-term investments	33,353	2,535	20,434	552
Other income	17,655	28,350	7,046	10,603
	1,133,815	97,259	726,759	71,393
Finance expenses
Borrowings and financing - foreign currency	(145,621)	(81,639)	(59,601)	(31,527)
Borrowings and financing - local currency	(1,343,380)	(1,157,583)	(496,871)	(396,954)
Related parties (Note 17b)	(1,137,175)	(1,279,220)	(423,779)	(290,409)
Capitalized interest (Notes 9 and 27)	116,122	123,755	45,639	49,985
Losses on derivatives (*)		(943)
Interest, fines and late payment charges	(9,794)	(109,451)	(1,330)	(35,321)
Net effect reopening REFIS Law 11.941/09		(115,309)		(115,309)
Other finance expenses	(150,024)	(127,381)	(92,388)	(36,878)
	(2,669,872)	(2,747,771)	(1,028,330)	(856,413)
Inflation adjustment and exchange differences, net
Monetary variations, net	(12,937)	(16,740)	(5,076)	(10,865)
Exchange differences, net	(4,322,016)	(589,122)	(2,980,771)	(1,142,912)
	(4,334,953)	(605,862)	(2,985,847)	(1,153,777)

Finance expenses, net	(5,871,010)	(3,256,374)	(3,287,418)	(1,938,797)

(*) Statement of gains and losses on derivative transactions
Libor-to-CDI swap		(943)
		(943)

24.   SEGMENT INFORMATION

The information related to segment information did not have changes in relation to that disclosed in the Company's financial statements as of December 31, 2014 and, accordingly, the Company decided not to repeat it in the condensed interim financial statements.

According to the Group’s structure, its businesses are distributed into five (5) operating segments.

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Nine-month period ended
								9/30/2015
Income Statement	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	3,859,824	17,692,070				1,679,646
Net revenues
Domestic market	5,284,115	86,840	150,387	826,422	183,960	329,523	(812,994)	6,048,253
Foreign market	3,339,901	2,193,328					71,900	5,605,129
Total net revenue (Note 20)	8,624,016	2,280,168	150,387	826,422	183,960	329,523	(741,094)	11,653,382
Cost of sales and services	(6,859,881)	(1,725,772)	(99,896)	(581,275)	(145,392)	(241,096)	765,281	(8,888,031)
Gross profit	1,764,135	554,396	50,491	245,147	38,568	88,427	24,187	2,765,351
General and administrative expenses	(687,890)	(47,186)	(15,650)	(66,474)	(17,158)	(52,021)	(476,418)	(1,362,797)
Depreciation (Note 9 a)	492,869	271,853	9,520	139,010	12,795	32,455	(130,791)	827,711
Proportionate EBITDA of joint ventures							335,177	335,177
Adjusted EBITDA	1,569,114	779,063	44,361	317,683	34,205	68,861	(247,845)	2,565,442

Sales by geographic area
Ásia	15,522	2,033,115					71,900	2,120,537
North America	1,415,385							1,415,385
Latin America	274,614	42,730						317,344
Europe	1,589,826	117,483						1,707,309
Other	44,554							44,554
Foreign market	3,339,901	2,193,328					71,900	5,605,129
Domestic market	5,284,115	86,840	150,387	826,422	183,960	329,523	(812,994)	6,048,253
TOTAL	8,624,016	2,280,168	150,387	826,422	183,960	329,523	(741,094)	11,653,382

	Three-month period ended
								30/09/2015
Income Statement	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	1,191,366	6,931,406				582,005
Net revenues
Domestic market	1,538,645	13,999	60,194	295,386	59,913	113,564	(251,748)	1,829,953
Foreign market	1,198,251	927,916					(130)	2,126,037
Total net revenue (Note 20)	2,736,896	941,915	60,194	295,386	59,913	113,564	(251,878)	3,955,990
Cost of sales and services	(2,269,842)	(624,749)	(37,293)	(202,390)	(50,395)	(99,161)	268,427	(3,015,403)
Gross profit	467,054	317,166	22,901	92,996	9,518	14,403	16,549	940,587
General and administrative expenses	(248,924)	(16,316)	(4,058)	(22,494)	(5,978)	(18,584)	(214,527)	(530,881)
Depreciation (Note 9 a)	167,761	94,495	3,175	48,010	4,278	12,881	(46,067)	284,533
Proportionate EBITDA of joint ventures							159,018	159,018
Adjusted EBITDA	385,891	395,345	22,018	118,512	7,818	8,700	(85,027)	853,257

Sales by geographic area
Ásia	4,910	862,602					(130)	867,382
North America	571,636							571,636
Latin America	90,243							90,243
Europe	504,698	65,314						570,012
Other	26,764							26,764
Foreign market	1,198,251	927,916					(130)	2,126,037
Domestic market	1,538,645	13,999	60,194	295,386	59,913	113,564	(251,748)	1,829,953
TOTAL	2,736,896	941,915	60,194	295,386	59,913	113,564	(251,878)	3,955,990

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	Nine-month period ended
								9/30/2014
Income Statement	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	3,924,689	18,484,709				1,640,177
Net revenues
Domestic market	6,679,245	252,828	146,292	837,882	248,669	331,229	(776,960)	7,719,185
Foreign market	2,077,929	3,025,359					(516,202)	4,587,086
Total net revenue (Note 20)	8,757,174	3,278,187	146,292	837,882	248,669	331,229	(1,293,162)	12,306,271
Cost of sales and services	(6,651,195)	(2,252,299)	(97,710)	(580,892)	(140,100)	(222,856)	1,251,970	(8,693,082)
Gross profit	2,105,979	1,025,888	48,582	256,990	108,569	108,373	(41,192)	3,613,189
General and administrative expenses	(495,232)	(49,445)	(1,143)	(75,093)	(14,742)	(50,270)	(344,188)	(1,030,113)
Depreciation (Note 9 a)	601,073	253,517	7,361	119,937	12,818	27,873	(115,240)	907,339
Proportionate EBITDA of joint ventures							228,482	228,482
Adjusted EBITDA	2,211,820	1,229,960	54,800	301,834	106,645	85,976	(272,138)	3,718,897

Sales by geographic area
Ásia	21,553	2,930,527						2,952,080
North America	510,809							510,809
Latin America	115,093							115,093
Europe	1,414,530	94,832						1,509,362
Other	15,944						(516,202)	(500,258)
Foreign market	2,077,929	3,025,359					(516,202)	4,587,086
Domestic market	6,679,245	252,828	146,292	837,882	248,669	331,229	(776,960)	7,719,185
TOTAL	8,757,174	3,278,187	146,292	837,882	248,669	331,229	(1,293,162)	12,306,271

	Three -month period ended
								9/30/2014
Income Statement	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	1,273,924	6,682,099				588,994
Net revenues
Domestic market	2,138,428	70,903	39,308	334,640	96,948	119,990	(316,059)	2,484,158
Foreign market	649,297	843,078					(93,547)	1,398,828
Total net revenue (Note 20)	2,787,725	913,981	39,308	334,640	96,948	119,990	(409,606)	3,882,986
Cost of sales and services	(2,173,391)	(795,965)	(32,728)	(219,481)	(48,986)	(85,992)	444,582	(2,911,961)
Gross profit	614,334	118,016	6,580	115,159	47,962	33,998	34,976	971,025
General and administrative expenses	(161,094)	(13,474)	(341)	(25,364)	(5,284)	(18,327)	(154,638)	(378,522)
Depreciation (Note 9 a)	204,563	98,630	3,368	42,177	4,273	10,057	(37,323)	325,745
Proportionate EBITDA of joint ventures							58,259	58,259
Adjusted EBITDA	657,803	203,172	9,607	131,972	46,951	25,728	(98,726)	976,507

Sales by geographic area
Ásia	5,154	810,486						815,640
North America	178,882							178,882
Latin America	47,706							47,706
Europe	407,343	32,592						439,935
Other	10,212						(93,547)	(83,335)
Foreign market	649,297	843,078					(93,547)	1,398,828
Domestic market	2,138,428	70,903	39,308	334,640	96,948	119,990	(316,059)	2,484,158
TOTAL	2,787,725	913,981	39,308	334,640	96,948	119,990	(409,606)	3,882,986

 (*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

Adjusted EBITDA is the tool based on which the chief operating decision maker measures segment performance and the capacity to generate recurring operating cash, and consists of profit for the year less net finance income (expenses), income tax and social contribution, depreciation and amortization, share of profits of investments, and other operating income (expenses), plus the proportional EBITDA of jointly controlled entities.

Even though it is an indicator used in segment performance measurements, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices.

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				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2015	9/30/2014	9/30/2015	9/30/2014
Profit for the period	(755,442)	(179,259)	(532,651)	(250,388)
Depreciation (Note 9 a)	827,711	907,339	284,533	325,745
Income tax and social contribution (Note 14)	(338,255)	75,274	169,398	32,798
Finance income (Note 23)	3,190,262	2,500,593	1,548,867	944,459
EBITDA	2,924,276	3,303,947	1,470,147	1,052,614
Other operating income (expenses) (Note 22)	521,773	271,157	85,220	63,215
Equity pickup	(1,215,784)	(84,689)	(861,128)	(197,581)
Proportionate EBITDA of jointly controlled entities	335,177	228,482	159,018	58,259
Adjusted EBITDA (*)	2,565,442	3,718,897	853,257	976,507

(*) The Company discloses its adjusted EBITDA net of its share of profits of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

25. GUARANTEES

The Company is liable for guarantees for its subsidiaries and joint ventures, as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Other		Total
			9/30/2015	12/31/2014	9/30/2015	12/31/2014	9/30/2015	12/31/2014	9/30/2015	12/31/2014
Transnordestina Logísitca	R$	Up to 9/19/2056 and indefinite	2,530,010	2,451,682	38,766	38,766	6,783	5,975	2,575,559	2,496,423
FTL - Ferrovia Transnordestina	R$	11/15/2020	90,200	140,550			450	142	90,650	140,692
CSN Cimentos (*)						26,423		39,776		66,199
Cia Metalurgica Prada	R$	Up to 2/10/2016 and indefinite			333	10,133	19,340	19,340	19,673	29,473
CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829
Congonhas Minérios	R$	5/21/2019	2,000,000	2,000,000					2,000,000	2,000,000
Fundação CSN	R$	Indefinite	1,003	1,003					1,003	1,003
Estanho de Rondônia								106		106
Outros (**)	R$	12/31/2015	12,000						12,000

Total em R$			4,633,213	4,593,235	41,928	78,151	26,573	65,339	4,701,714	4,736,725
CSN Islands IX				400,000						400,000
CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000
CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000
CSN Resources	US$	7/21/2020	1,200,000	1,200,000					1,200,000	1,200,000
CSN Handel				100,000						100,000
Total em US$			2,950,000	3,450,000					2,950,000	3,450,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000
Lusosider Aços Planos	EUR	Indefinite	25,000	25,000					25,000	25,000

Total in EUR			145,000	145,000					145,000	145,000
Total in R$			12,363,116	9,631,805					12,363,116	9,631,805
			16,996,329	14,225,040	41,928	78,151	26,573	65,339	17,064,830	14,368,530
(*) Company incorporated in May 2015.

(**) Guarantees for the subsidiaries Companhia Metalurgica Prada, Cia Metalic Nordeste, Sepetiba Tecon, Nacional Minérios, CSN Energia and Ersa.

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26. INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Carrier’s Civil Liability, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers),

General Civil Liability, Engineering Risks, Sundry Risks, Export Credit, Performance Bond and Port Operator’s Civil Liability.

In 2015, after negotiation with insurers and reinsurers in Brazil and abroad, an Insurance Issue Certificate was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from September 30, 2015 to September 30, 2016. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600,000,000 and covers the following units and subsidiaries of the Company:  Usina Presidente Vargas, Mineração Casa de Pedra, CSN Paraná, Terminal de Cargas Tecar, Terminal Tecon, Namisa, CSN Handel and Namisa Handel. CSN takes responsibility for a range of retention of US$375,000,000 in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of financial statements and, accordingly, were not audited by our independent auditors.

27. ADDITIONAL INFORMATION TO CASH FLOWS

As mentioned in note 7, on May 1st, 2015, the Company incorporated the subsidiary CSN Cimentos S.A. Part of the net assets, as shown below, are not included in the statement of cash flows:

05/01/2015
Closing balance
Trades receivable	433,542
Inventories	21,814
Deferred taxes	29,042
Other current assets and non current assets	21,452
Available-for-sale investments	93,564
Property, plant and equipment and Intangible assets	397,570
Trade payables	(30,180)
Other current liabilities and non current liabilities	(35,544)
Net assets	931,260

Additionally, the table below shows the additional information about transactions related to the statements of cash flows:

		Consolidated		Parent Company
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Income tax and social contribution paid	134,667	98,040	120,075	20,470
Increase of PP&E with interest capitalization	116,122	165,789	116,122	165,789
	250,789	263,829	236,197	186,259

CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE

ITR –– Quarterly Financial Information - September 30, 2015 – CIA SIDERURGICA NACIONAL	Version:1

28. STATEMENT OF COMPREHENSIVE INCOME

	Consolidated				Parent Company
	Nine-month period ended		Three-month period ended		Nine-month period ended		Three-month period ended
	9/30/2015	09/30/2014	9/30/2015	09/30/2014	9/30/2015	09/30/2014	9/30/2015	09/30/2014
(Loss) Profit for the period	(755,442)	(179,259)	(532,651)	(250,388)	(754,725)	(173,056)	(532,513)	(250,105)

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial gains on the defined benefit plan from investments in subsidiaries		1,710			(96)	1,710
Actuarial (losses) gains on defined benefit pension plan	202				348
Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan	(68)				(118)
	134	1,710			134	1,710

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	719,875	(26,602)	550,919	60,745	719,875	(26,602)	550,919	60,745
Available-for-sale assets	(474,694)	(1,241,037)	(445,407)	(151,034)	(443,153)	(1,208,939)	(445,407)	(149,474)
Income tax and social contribution on available-for-sale assets	9,957	421,952		51,351	(767)	411,039		50,821
Available-for-sale assets from investments in subsidiaries					(20,817)	(17,470)
Impairment of available-for-sale assets	178,867	72,104	81,016	19,989	178,867	66,476	81,016	18,429
Income tax and social contribution on impairment of available-for-sale assets	(33,269)	(24,515)		(6,796)	(33,269)	(22,602)		(6,266)
(Loss) gain on percentage change in investments	202	(73,054)	245	(73,054)	202	(73,054)	245	(73,054)
(Loss) gain on cash flow hedge accounting	(1,517,306)		(1,171,346)		(1,517,306)		(1,171,346)
Income tax and social contribution on (loss) gain on cash flow hedge accounting	117,626				117,626
(Loss) gain on hedge from investments in subsidiaries					(42,288)		(42,288)
(Loss) gain on hedge of net investments in foreign subsidiaries	(42,288)		(42,288)
	(1,041,030)	(871,152)	(1,026,861)	(98,799)	(1,041,030)	(871,152)	(1,026,861)	(98,799)

	(1,040,896)	(869,442)	(1,026,861)	(98,799)	(1,040,896)	(869,442)	(1,026,861)	(98,799)

Total comprehensive income for the period	(1,796,338)	(1,048,701)	(1,559,512)	(349,187)	(1,795,621)	(1,042,498)	(1,559,374)	(348,904)

Attributable to:
Owners of the Company	(1,795,621)	(1,042,498)	(1,559,374)	(348,904)	(1,795,621)	(1,042,498)	(1,559,374)	(348,904)
Non-controlling interests	(717)	(6,203)	(138)	(283)
	(1,796,338)	(1,048,701)	(1,559,512)	(349,187)	(1,795,621)	(1,042,498)	(1,559,374)	(348,904)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (the “Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the three-month period ended September 30, 2015, which comprises the balance sheet as of September 30, 2015 and the related statements of income, comprehensive income, changes in equity and cash flows for the three and nine-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the interim financial information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2015, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRSs, which do not require the presentation of DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 12, 2015

DELOITTE TOUCHE TOHMATSU	Gilberto Grandolpho
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 24, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Gustavo Henrique Santos de Sousa
Gustavo Henrique Santos de Sousa Controllership, Taxes and Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.